Exhibit 99.1
Interim Report
As of and for the three months ended March 31, 2020

CERTAIN DEFINED TERMS
In this Interim Report, unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “FCA” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries and its predecessor prior to the completion of the merger of Fiat S.p.A. with and into Fiat Investments N.V. on October 12, 2014 (the “2014 Merger”, at which time Fiat Investments N.V. was renamed Fiat Chrysler Automobiles N.V., or “FCA NV”), or any one or more of them, as the context may require. References to “Fiat” refer solely to the Fiat brand and “Fiat S.p.A.” refer to Fiat S.p.A., the predecessor of FCA NV prior to the 2014 Merger. References to “FCA US” refer to FCA US LLC, formerly known as Chrysler Group LLC, together with its direct and indirect subsidiaries.
All references in this Interim Report to “Euro” and “€” refer to the currency issued by the European Central Bank. The Group’s financial information is presented in Euro. All references to “U.S. Dollars”, “U.S. Dollar”, “U.S.$” and “$” refer to the currency of the United States of America (“U.S.”).
Forward-Looking Statements
Statements contained in this Interim Report, particularly those regarding possible or assumed future performance, competitive strengths, costs, dividends, reserves and growth of FCA, industry growth and other trends and projections and estimated company earnings are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of the Group with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially.
These factors include, without limitation:

•
the extent and duration of the COVID-19 pandemic’s impact on supply chains, the Group’s production and distribution channels, demand in the Group’s end markets, and the broader impact on financial markets and the global economy;

•	our ability to launch products successfully and to maintain vehicle shipment volumes;

•	changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality;

•
changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations;

•	our ability to expand certain of our brands globally;

•	our ability to offer innovative, attractive products;

•	our ability to develop, manufacture and sell vehicles with advanced features, including enhanced electrification, connectivity and automated-driving characteristics;

•
various types of claims, lawsuits, governmental investigations and other contingencies affecting us, including product liability and warranty claims and environmental claims, investigations and lawsuits;

•	material operating expenditures in relation to compliance with environmental, health and safety regulations;

•	the intense level of competition in the automotive industry, which may increase due to consolidation;

•	our ability to complete, and realize expected synergies following completion of, our proposed merger with Peugeot S.A., including the expected cumulative implementation costs;

•	exposure to shortfalls in the funding of our defined benefit pension plans;

•
our ability to provide or arrange for access to adequate financing for our dealers and retail customers and associated risks related to the establishment and operations of financial services companies, including capital required to be deployed to financial services;

•	our ability to access funding to execute our business plan and improve our business, financial condition and results of operations;

•	a significant malfunction, disruption or security breach compromising our information technology systems or the electronic control systems contained in our vehicles;

•	our ability to realize anticipated benefits from joint venture arrangements in certain emerging markets;

•	our ability to successfully implement and execute strategic initiatives and transactions, including our plans to separate certain businesses;

•	disruptions arising from political, social and economic instability;

•	risks associated with our relationships with employees, dealers and suppliers;

•	increases in costs, disruptions of supply or shortages of raw materials;

•	developments in labor and industrial relations, including any work stoppages, and developments in applicable labor laws;

•	exchange rate fluctuations, interest rate changes, credit risk and other market risks;

•	political and civil unrest;

•	earthquakes or other disasters; and

•	other factors discussed elsewhere in this Interim Report.
Furthermore, in light of the inherent difficulty in forecasting future results, any estimates or forecasts of particular periods that are provided in this Interim Report are uncertain. We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this Interim Report or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.
Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section — Risks and Uncertainties of this Interim Report.

MANAGEMENT DISCUSSION AND ANALYSIS
COVID-19 update
During the first quarter of 2020, the COVID-19 virus spread worldwide and was declared a pandemic by the World Health Organization on March 11, 2020. In response, many governments in affected jurisdictions imposed travel bans, quarantines and other emergency public safety measures. For example, governments have imposed restrictions on travel and the movement and gathering of people, as well as restrictions on economic activity. At May 5, 2020, many of these measures are still in place.
As the severity of the COVID-19 pandemic became apparent, FCA leadership took actions to protect our employees and communities, as well as strengthen our financial position and limit the impact on our financial performance.
The Group implemented a temporary suspension of production across its facilities: in APAC starting with China on January 23; in EMEA, starting with Italy from March 11; in Maserati beginning March 12; in North America phased-in progressively from March 18; and in LATAM on March 23. The Group also implemented remote working arrangements, where feasible, across all regions at various stages during the first quarter, and has restricted both domestic and international business travel since late February. These arrangements are structured to ensure continuation of critical activities, including, but not limited to, appropriate functioning of our internal controls and financial reporting systems and processes.
The Group has worked closely with all relevant stakeholders, including unions and dealer representatives, to develop and implement plans to restart production and vehicle sales once governments in various jurisdictions permit, including the development of enhanced sanitizing and health and safety procedures. On February 19 and February 24, 2020, production restarted at our GAC Fiat Chrysler Automobiles Co. joint venture plants in Guangzhou and Changsha, China, respectively. On April 27, 2020, production restarted at our Sevel joint venture plant in Atessa, Italy. Production in other regions will be phased in over a period of time and aligned to consumer demand. Return to work procedures for our offices and other facilities will also be phased in with expected continued widespread use of remote working practices.
During the quarter, the Group took several key actions to secure its liquidity and financial position, including drawing on existing bilateral lines of credit totaling €1.5 billion and securing an additional incremental bridge credit facility of €3.5 billion, structured as a bridge to capital markets, which was available to be drawn beginning in April. In addition, measures were taken to reduce cash outflows, including: a suspension of a significant number of capital expenditure programs; delaying non-essential spending; temporary lay-offs, salary cuts and deferrals; and significant reductions to marketing and other discretionary spend. On April 21, 2020, the Group drew down its €6.25 billion syndicated revolving credit facility, which was undrawn at March 31, 2020.
The Group has also taken actions to support the wider community in the countries in which we operate, including: producing protective masks for healthcare workers and first responders, with over one million shipped; in North America and EMEA working with medical equipment manufacturers to support production of ventilators, other medical equipment and personal protective equipment, such as Siare Engineering International Group (Bologna, Italy); in APAC the Group donated personal protective equipment and vehicles; Maserati provided funding scholarships at medical schools; in LATAM, FCA worked on the creation of a makeshift field hospital close to our plants in Brazil, with a further two under construction in Argentina and Brazil, the production of face shields, vehicle fleet support and engineering and production assistance for the manufacturing and servicing of ventilators.
On March 18, 2020, due to the continued uncertainty of market conditions and regional operating restrictions related to the evolving COVID-19 pandemic, the Group withdrew its FY 2020 Guidance and will provide an update when it is possible to have better visibility of the overall impact of the crisis and its impact on market conditions.
On April 3, 2020, FCA announced that the Annual General Meeting of the Company’s shareholders scheduled for April 16, 2020 will be postponed to late June 2020, including the postponement of the resolution on the proposed 2019 €1.1 billion ordinary dividend.

Refer to the following sections for discussion of the related impacts on the results of the Group and mitigating actions taken to protect our workforce, support our communities and manage our liquidity:

•	MANAGEMENT DISCUSSION AND ANALYSIS - Group Results

•	MANAGEMENT DISCUSSION AND ANALYSIS - Results by Segment

•	MANAGEMENT DISCUSSION AND ANALYSIS - Liquidity and Capital Resources

•	Risks and Uncertainties

•	Outlook

•	Interim Condensed Consolidated Financial Statements

Highlights - from continuing operations
Unless otherwise stated, all figures below exclude results from discontinued operations:

	Three months ended March 31,
(€ million, except shipments, which are in thousands of units, and per share amounts)	2020	2019
Combined shipments(1)	818	1,037
Consolidated shipments(2)	796	1,000

Net revenues	20,567	24,481
Adjusted EBIT(3)	52	1,067
Net (loss)/profit from continuing operations	(1,694)	508
Adjusted net (loss)/profit(4)	(471)	570
Profit from discontinued operations, net of tax	—	111
Net (loss)/profit (including discontinued operations)	(1,694)	619

(Loss)/earnings per share - including discontinued operations(5)
Basic (loss)/earnings per share (€)	(1.08)	0.40
Diluted (loss)/earnings per share (€)	(1.08)	0.39

(Loss)/earnings per share from continuing operations(5)
Basic (loss)/earnings per share (€)	(1.08)	0.33
Diluted (loss)/earnings per share (€)	(1.08)	0.32

Adjusted diluted (loss)/earnings per share(6) (€)	(0.30)	0.36

	Three months ended March 31,
(€ million)	2020	2019
Cash flows from operating activities	€(2,820)	€699
Of which: Cash flows from continuing operations	(2,820)	1,070
Of which: Cash flows (used in)/from discontinued operations(7)	—	(371)
Industrial free cash flows(8)	(5,074)	(270)
________________________________________________________________________________________________________________________________________________
(1) Combined shipments include shipments by the Group's consolidated subsidiaries and unconsolidated joint ventures.
(2) Consolidated shipments only include shipments by the Group's consolidated subsidiaries.
(3) Refer to sections — Non-GAAP Financial Measures, Group Results and Results by Segment in this Interim Report for further discussion.
(4) Refer to sections — Non-GAAP Financial Measures and Group Results in this Interim Report for further discussion.
(5) Refer to Note 20, Earnings per share, in the Interim Condensed Consolidated Financial Statements included in this Interim Report.
(6) Refer to sections - Non-GAAP Financial Measures and Group Results in this Interim Report for further discussion.
(7) For the three months ended March 31, 2019, includes only cash flows relating to third parties and excluding intercompany of €65 million.
(8) Amounts exclude discontinued operations. Refer to section — Non-GAAP Financial Measures and Liquidity and Capital Resources in this Interim Report for further discussion.

Our former Magneti Marelli business was classified as a discontinued operation for the three months ended March 31, 2019, up to its deconsolidation on completion of the sale transaction on May 2, 2019. Refer to Note 2, Scope of consolidation in our Interim Condensed Consolidated Financial Statements elsewhere in this Interim Report for additional information.

Non-GAAP Financial Measures
We monitor our operations through the use of several non-generally accepted accounting principles (“non-GAAP”) financial measures: Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”), Adjusted net (loss)/profit, Adjusted diluted earnings per share (“Adjusted diluted EPS”), Industrial free cash flows and certain information provided on a constant exchange rate (“CER”) basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the overall ability to assess our financial performance. They provide us with comparable measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industry in which we operate, however, these financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance as prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS as adopted by the European Union.
Adjusted EBIT: excludes certain adjustments from Net (loss)/profit from continuing operations, including: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit).
Adjusted EBIT is used for internal reporting to assess performance and as part of the Group's forecasting, budgeting and decision making processes as it provides additional transparency to the Group's core operations. We believe this non-GAAP measure is useful because it excludes items that we do not believe are indicative of the Group’s ongoing operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods and among our segments. We also believe that Adjusted EBIT is useful for analysts and investors to understand how management assesses the Group’s ongoing operating performance on a consistent basis. In addition, Adjusted EBIT is one of the metrics used in the determination of the annual performance bonus and the achievement of certain performance objectives established under the terms of the 2019-2021 equity incentive plan for the Chief Executive Officer of the Group and other eligible employees, including members of the Group Executive Council.
Refer to the sections Group Results and Results by Segment below for further discussion and for a reconciliation of this non-GAAP measure to Net (loss)/profit from continuing operations, which is the most directly comparable measure included in our Interim Condensed Consolidated Income Statement. Adjusted EBIT should not be considered as a substitute for Net (loss)/profit from continuing operations, cash flow or other methods of analyzing our results as reported under IFRS.
Adjusted net (loss)/profit: is calculated as Net (loss)/profit from continuing operations excluding post-tax impacts of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature.
We believe this non-GAAP measure is useful because it also excludes items that we do not believe are indicative of the Group’s ongoing operating performance and provides investors with a more meaningful comparison of the Group's ongoing operating performance. In addition, Adjusted net (loss)/profit is one of the metrics used in the determination of the annual performance bonus for the Chief Executive Officer of the Group and other eligible employees, including members of the Group Executive Council.
Refer to the section Group Results below for further discussion and for a reconciliation of this non-GAAP measure to Net (loss)/profit from continuing operations, which is the most directly comparable measure included in our Interim Condensed Consolidated Income Statement. Adjusted net (loss)/profit should not be considered as a substitute for Net (loss)/profit from continuing operations, cash flow or other methods of analyzing our results as reported under IFRS.
Adjusted diluted EPS: is calculated by adjusting Diluted (loss)/earnings per share from continuing operations for the impact per share of the same items excluded from Adjusted net (loss)/profit.
We believe this non-GAAP measure is useful because it also excludes items that we do not believe are indicative of the Group’s ongoing operating performance and provides investors with a more meaningful comparison of the Group's ongoing quality of earnings.

Refer to the section Group Results below for a reconciliation of this non-GAAP measure to Diluted (loss)/earnings per share from continuing operations, which is the most directly comparable measure included in our Interim Condensed Consolidated Financial Statements. Adjusted diluted EPS should not be considered as a substitute for Basic (loss)/earnings per share, Diluted (loss)/earnings per share from continuing operations or other methods of analyzing our quality of earnings as reported under IFRS.
Industrial free cash flows: is our key cash flow metric and is calculated as Cash flows from operating activities less: cash flows from operating activities from discontinued operations; cash flows from operating activities related to financial services, net of eliminations; investments in property, plant and equipment and intangible assets for industrial activities; adjusted for net intercompany payments between continuing operations and discontinued operations; and adjusted for discretionary pension contributions in excess of those required by the pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables and the payment of accounts payable, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Group’s control.
Refer to Liquidity and Capital Resources —Industrial free cash flows for further information and the reconciliation of this non-GAAP measure to Cash flows from operating activities, which is the most directly comparable measure included in our Interim Condensed Consolidated Statement of Cash Flows. Industrial free cash flows should not be considered as a substitute for Net (loss)/profit from continuing operations, cash flow or other methods of analyzing our results as reported under IFRS.
Constant Currency Information: the discussion within section Group Results includes information about our results at CER, which is calculated by applying the prior year average exchange rates to translate current financial data expressed in local currency in which the relevant financial statements are denominated (see Note 1, Basis of Preparation, within the Interim Condensed Consolidated Financial Statements included elsewhere in this report for the exchange rates applied). Although we do not believe that this non-GAAP measure is a substitute for GAAP measures, we believe that results excluding the effect of currency fluctuations provide additional useful information to investors regarding the operating performance and trends in our business on a local currency basis.

Group Results
The following is a discussion of the Group's results of operations for the three months ended March 31, 2020 compared to the three months ended March 31, 2019.

	Three months ended March 31,
(€ million)	2020	2019
Net revenues	€20,567	€24,481
Cost of revenues	18,878	21,181
Selling, general and other costs	1,439	1,517
Research and development costs	933	673
Result from investments	42	58
Gains on disposal of investments	5	—
Restructuring costs	20	204
Net financial expenses	213	244
(Loss)/profit before taxes	(869)	720
Tax expense	825	212
Net (loss)/profit from continuing operations	(1,694)	508
Profit from discontinued operations, net of tax	—	111
Net (loss)/profit	€(1,694)	€619

Net (loss)/profit attributable to:
Owners of the parent	€(1,696)	€615
Non-controlling interests	€2	€4

Net (loss)/profit from continuing operations attributable to:
Owners of the parent	€(1,696)	€509
Non-controlling interests	€2	€(1)

Net profit from discontinued operations attributable to:
Owners of the parent	€—	€106
Non-controlling interests	€—	€5
COVID-19 impacts
The COVID-19 pandemic had significant negative impacts on FCA's results for the three months ended March 31, 2020. The contraction of global demand, temporary suspensions of production in all regions and closure of a majority of dealerships significantly contributed to reduced combined shipments, down 21%, with related reductions in both Net revenues and Cost of revenues of 16% and 11%, respectively. Selling, general and other costs, including reduced marketing expenses, were down 5%, due to lower volumes and mitigating actions. Adjusted EBIT, excluding pre-tax impairments of €0.6 billion, recorded within Cost of revenues and Research and development costs, and write-down of Deferred tax assets of €0.5 billion, remained positive for the quarter but decreased €1.0 billion as compared to the three months ended March 31, 2019. Industrial free cash outflows of €5.1 billion reflected negative working capital impacts of €3.5 billion, in part due to seasonality, and capital expenditures of €2.3 billion, up €1.0 billion, which occurred prior to the suspension of a significant number of capital expenditure programs.
Net revenues

			Increase/(Decrease)
	Three months ended March 31,		2020 vs. 2019
(€ million)	2020	2019	% Actual	% CER
Net revenues	€20,567	€24,481	(16.0)%	(17.0)%

See — Results by Segment below for a discussion of Net revenues for each of our five reportable segments (North America, LATAM, APAC, EMEA and Maserati).
Cost of revenues

			Increase/(Decrease)
	Three months ended March 31,		2020 vs. 2019
(€ million)	2020	2019	% Actual	% CER
Cost of revenues	€18,878	€21,181	(10.9)%	(11.9)%
Cost of revenues as % of Net revenues	91.8%	86.5%
The decrease in Cost of revenues during the three months ended March 31, 2020 compared to the corresponding period in 2019 was related to lower volumes across all segments, primarily due to the temporary suspension of production, partially offset by improved mix within North America.
As of March 31, 2020, the Group reviewed its business and operations to take into consideration the estimated impacts and effects of the COVID-19 pandemic, including the estimated impact on the macroeconomic environment, the market outlook and the Group’s operations. Using the updated information, we performed an assessment of the recoverability of certain of our assets as of March 31, 2020. Specifically, we reviewed our cash generating units (“CGUs”) and goodwill and intangible assets with indefinite useful lives for indicators of impairment. Certain CGUs, primarily those that were expected to be more sensitive to the current market outlook, in North America, EMEA, LATAM and Maserati segments, as well as goodwill allocated to EMEA and LATAM segments, were found to have indicators of impairment, and were therefore subject to impairment testing. As a result of this impairment testing, impairment charges totaling €450 million, primarily as a result of reduced volume expectations, were recognized on CGUs within the EMEA, LATAM and Maserati segments composed of €247 million of Property, plant and equipment recognized within Cost of revenues and €203 million of previously capitalized development costs recognized within Research and development costs. Of these charges, €178 million relates to the EMEA segment, €161 million relates to the LATAM segment, and €111 million relates to the Maserati segment, which is incremental to the impairment recognized in Maserati discussed below. No impairments of goodwill and intangible assets with indefinite useful lives were recognized. Refer to Note 6, Goodwill and intangible assets with indefinite useful lives, in the Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report, for further information.
In addition to the impairments discussed above, during the three months ended March 31, 2020, certain assets within the Maserati segment were impaired in connection with decisions that were made regarding the planned utilization of certain assembly assets to more efficiently utilize the Group's manufacturing capacity as part of the implementation of the previously announced Maserati product renewal activities. As a result of these decisions, impairment charges were recognized totaling €177 million, composed of €85 million of Property, plant and equipment recognized within Cost of revenues and €92 million of previously capitalized development expenditures recognized within Research and development costs. Impairment expense of €16 million was also recognized in North America for assets which had become idle during the period.
Included within Cost of revenues for the three months ended March 31, 2020 and 2019 were amounts of €207 million and €170 million, respectively, which represent the accrual of regulatory expenses and the utilization of regulatory credits, primarily in North America and EMEA.
Cost of revenues also includes significant costs that contribute to regulatory compliance but which are not separately quantifiable as they are elements within broader initiatives, such as technology deployment in terms of powertrain upgrades and alternative powertrains, along with actions to improve vehicle demand energy. For further detail, refer to “Environmental and Other Regulatory Matters” included within our 2019 Annual Report and Form 20-F.
Selling, general and other costs

			Increase/(Decrease)
	Three months ended March 31,		2020 vs. 2019
(€ million)	2020	2019	% Actual	% CER
Selling, general and other costs	€1,439	€1,517	(5.1)%	(5.6)%
Selling, general and other costs as % of Net revenues	7.0%	6.2%

Selling, general and other costs includes advertising, personnel and other costs. The decrease in Selling, general and other costs during the three months ended March 31, 2020, compared to the corresponding period in 2019 was primarily due to lower advertising expenses in all segments from lower market demand as a result of COVID-19 and cost containment actions taken in response to it.
Advertising costs accounted for 46.2 percent and 47.2 percent of total Selling, general and other costs for the three months ended March 31, 2020 and 2019, respectively.
Research and development costs

			Increase/(Decrease)
	Three months ended March 31,		2020 vs. 2019
(€ million)	2020	2019	% Actual	% CER
Research and development expenditures expensed	€320	€310	3.2%	1.3%
Amortization of capitalized development expenditures	318	347	(8.4)%	(8.6)%
Impairment and write-off of capitalized development expenditures	295	16	n.m.	n.m.
Total Research and development costs	€933	€673	38.6%	37.6%
________________________________________________________________________________________________________________________________________________
n.m. = number not meaningful

	Three months ended March 31,
	2020	2019
Research and development expenditures expensed as % of Net revenues	1.6%	1.3%
Amortization of capitalized development expenditures as % of Net revenues	1.5%	1.4%
Impairment and write-off of capitalized development expenditures as % of Net revenues	1.4%	0.1%
Total Research and development cost as % of Net revenues	4.5%	2.7%
The increase in total Research and development costs during the three months ended March 31, 2020, as compared to the same period in 2019 was primarily due to the impact of impairment charges of previously capitalized development costs (refer to Cost of Revenues above).
The increase in the Research and development expenditures expensed during the three months ended March 31, 2020 as compared to the same period in 2019 was primarily due to foreign exchange impacts from the U.S. Dollar.
The decrease in the Amortization of capitalized development costs during the three months ended March 31, 2020 as compared to the same period in 2019, was primarily due to the recognition of asset impairment charges on certain platforms during the three months ended September 30, 2019.
Total research and development expenditures during the three months ended March 31, 2020 and 2019 were as follows:

	Three months ended March 31,		Increase/(Decrease)
(€ million)	2020	2019	2020 vs. 2019
Capitalized development expenditures	€677	€605	11.9%
Research and development expenditures expensed	320	310	3.2%
Total Research and development expenditures	€997	€915	9.0%

Capitalized development expenditures as % of Total Research and development expenditures	67.9%	66.1%
Total Research and development expenditures as % of Net revenues	4.8%	3.7%
The increase in total Research and development expenditures during the three months ended March 31, 2020 compared to the corresponding period in 2019 reflects spending for the development of new models prior to the suspension of a significant number of capital expenditure programs in response to the COVID-19 pandemic, as referred to above.

Net financial expenses

	Three months ended March 31,		Increase/(Decrease)
(€ million)	2020	2019	2020 vs. 2019
Net financial expenses	€213	€244	(12.7)%
The decrease in Net financial expenses during the three months ended March 31, 2020 compared to the corresponding period in 2019 was primarily due to lower interest expense from the average reduction in gross debt and the reduction in pension interest expense from lower interest rates.
Tax expense

	Three months ended March 31,		Increase/(Decrease)
(€ million)	2020	2019	2020 vs. 2019
Tax expense	€825	€212	289.2%
Effective tax rate	(94.9)%	29.4%
The effective tax rate was (94.9) percent and 29.4 percent for the three months ended March 31, 2020 and 2019, respectively.
The change in the effective tax rate during the three months ended March 31, 2020, compared to the corresponding period in 2019, primarily related to a decrease in profit before tax, increase in unrecognized deferred tax assets, adjustments to deferred tax liabilities and the write-down of deferred tax assets, as described below.
During the three months ended March 31, 2020, the Group reviewed its business and operations to take into consideration the estimated impacts and effects of the COVID-19 pandemic, including the estimated impact on the macroeconomic environment, the market outlook and the Group’s operations. As such, the Group assessed its ability to generate sufficient taxable income in the future that will allow realization of net deferred tax assets in Italy and Brazil, primarily in relation to tax loss carry-forwards in each respective country. As a result of this assessment, a write-down of €549 million of deferred tax assets was recorded for the three months ended March 31, 2020. Of this write-down, €446 million primarily related to Italian tax loss carry-forwards and €103 million related to Brazilian tax loss carry-forwards.
Net (loss)/profit from continuing operations

	Three months ended March 31,		Increase/(Decrease)
(€ million)	2020	2019	2020 vs. 2019
Net (loss)/profit from continuing operations	€(1,694)	€508	(433.5)%
The change from Net profit to Net (loss) from continuing operations during the three months ended March 31, 2020, compared to the corresponding period in 2019 was primarily due to lower operating results across all segments relating to the COVID-19 pandemic, pre-tax impact of €643 million impairment of assets (refer to Cost of revenues above) and the impact of impairment of deferred tax assets in Italy and Brazil, referred to above.
Profit from discontinued operations, net of tax

	Three months ended March 31,		Increase/(Decrease)
(€ million)	2020	2019	2020 vs. 2019
Profit from discontinued operations, net of tax	€—	€111	n.m.
________________________________________________________________________________________________________________________________________________
n.m. = number not meaningful
Magneti Marelli was presented as a discontinued operation in the Interim Condensed Consolidated Financial Statements for the three months ended March 31, 2019. For more information, refer to Note 2, Scope of consolidation, within our Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report.

Adjusted EBIT

			Increase/(Decrease)
	Three months ended March 31,		2020 vs. 2019
(€ million)	2020	2019	% Actual	% CER
Adjusted EBIT	€52	€1,067	(95.1)%	(97.1)%
Adjusted EBIT margin (%)	0.3%	4.4%	-410 bps
The following chart presents the change in Adjusted EBIT by segment for the three months ended March 31, 2020 compared to the corresponding period in 2019.
Refer to — Results by Segment below for a discussion of Adjusted EBIT for each of our five reportable segments (North America, LATAM, APAC, EMEA and Maserati).
The following table is the reconciliation of Net (loss)/profit from continuing operations, which is the most directly comparable measure included in the Interim Condensed Consolidated Income Statement, to Adjusted EBIT:

	Three months ended March 31,
(€ million)	2020	2019
Net (loss)/profit from continuing operations	€(1,694)	€508
Tax expense	825	212
Net financial expenses	213	244
Adjustments:
Impairment expense and supplier obligations	643	42
Restructuring costs, net of reversals	20	204
Gains on disposal of investments	(5)	—
Brazilian indirect tax - reversal of liability/recognition of credits	—	(164)
Other	50	21
Total Adjustments	708	103
Adjusted EBIT	€52	€1,067

During the three months ended March 31, 2020, Adjusted EBIT excluded adjustments primarily related to:

•
€643 million of impairment expense, of which €450 million related to impairments of CGUs in EMEA, LATAM and Maserati, €177 million related to impairments of certain assets in Maserati, and €16 million related to asset impairments in North America, as described in Cost of revenues and Research and development costs above;

•
€20 million of restructuring costs, mainly related to LATAM, related to the recognition of provisions for workforce restructuring (refer to Note 13, Provisions, in the Interim Condensed Consolidated Financial Statements included elsewhere in this report); and

•
€50 million of Other costs, primarily relating to litigation proceedings (refer to Note 18, Guarantees granted, commitments and contingent liabilities, in the Interim Condensed Consolidated Financial Statements included elsewhere in this report for further details).

During the three months ended March 31, 2019, Adjusted EBIT excluded adjustments primarily related to:

•
€204 million of restructuring costs, primarily related to LATAM, EMEA and North America, of which €77 million related to the write-down of Property, plant and equipment and €127 million related to the recognition of provisions for restructuring;

•	€42 million relating to impairment expense of €36 million in North America and supplier obligations of €6 million in EMEA; and

•
€164 million of gains in relation to the recognition of credits for amounts paid in prior years in relation to indirect taxes in Brazil (refer to Note 9, Trade and other receivables, in the Interim Condensed Consolidation Financial Statements included elsewhere in this report).

Adjusted net (loss)/profit

	Three months ended March 31,		Increase/(Decrease)
(€ million)	2020	2019	2020 vs. 2019
Adjusted net (loss)/profit	€(471)	€570	(182.6)%
The following table summarizes the reconciliation of Net (loss)/profit from continuing operations, which is the most directly comparable measure included in the Interim Condensed Consolidated Income Statement, to Adjusted net (loss)/profit:

	Three months ended March 31,
(€ million)	2020	2019
Net (loss)/profit from continuing operations	€(1,694)	€508
Adjustments (as above)	708	103
Tax impact on adjustments	(34)	(41)
Net derecognition of deferred tax assets and other tax adjustments	549	—
Total adjustments, net of taxes	1,223	62
Adjusted net (loss)/profit	€(471)	€570
During the three months ended March 31, 2020, Adjusted net (loss)/profit excluded adjustments related to:

•	€34 million benefit reflecting the tax impact on the items excluded from Adjusted EBIT above; and

•
€549 million loss from write-down of deferred tax assets in Italy and Brazil as the Group reviewed its business and operations to take into consideration the potential impacts and effects of the COVID-19 pandemic, including the estimated impact on economic and market outlook.

During the three months ended March 31, 2019, Adjusted net (loss)/profit excluded adjustments related to:

•	€41 million benefit reflecting the tax impact on the items excluded from Adjusted EBIT above.
Adjusted diluted (loss)/earnings per share

	Three months ended March 31,		Increase/(Decrease)
(€ per share)	2020	2019	2020 vs. 2019
Adjusted diluted (loss)/earnings per share	€(0.30)	€0.36	(183.3)%
The following table summarizes the reconciliation of Diluted (loss)/earnings per share from continuing operations, which is the most directly comparable measure included in the Interim Condensed Consolidated Financial Statements, to Adjusted diluted (loss)/earnings per share:

	Three months ended March 31,
(€ per share except otherwise noted)	2020	2019
Diluted (loss)/earnings per share from continuing operations	€(1.08)	€0.32
Impact of adjustments above, net of taxes, on Diluted (loss)/earnings per share from continuing operations	0.78	0.04
Adjusted diluted (loss)/earnings per share	€(0.30)	€0.36
Weighted average number of shares outstanding for Diluted (loss)/earnings per share from continuing operations (thousand)	1,568,001	1,569,868

Results by Segment

	Net revenues		Adjusted EBIT		Consolidated Shipments
	Three months ended March 31,
(€ million, except shipments which are in thousands of units)	2020	2019	2020	2019	2020	2019
North America	€14,541	€16,057	€548	€1,044	469	556
LATAM	1,322	1,932	(27)	105	106	120
APAC	466	592	(59)	(9)	13	17
EMEA	3,732	5,070	(270)	(19)	205	302
Maserati	254	471	(75)	11	3	5
Other activities	561	671	(75)	(50)	—	—
Unallocated items & eliminations(1)	(309)	(312)	10	(15)	—	—
Total	€20,567	€24,481	€52	€1,067	796	1,000
____________________________________________________________________________________________________________________________________________
(1) Primarily includes intercompany transactions which are eliminated on consolidation
The following is a discussion of Net revenues, Adjusted EBIT and shipments for each of our five reportable segments for the three months ended March 31, 2020 as compared to the three months ended March 31, 2019. We review changes in our results of operations with the following operational drivers:

•
Volume: reflects changes in products sold to our customers, primarily dealers and fleet customers. Change in volume is driven by industry volume, market share and changes in dealer stock levels. Vehicles manufactured and distributed by our unconsolidated joint ventures are not included within volume;

•
Mix: generally reflects the changes in product mix, including mix among vehicle brands and models, as well as changes in regional market and distribution channel mix, including mix between retail and fleet customers;

•
Net price: primarily reflects changes in prices to our customers including higher pricing related to content enhancement, net of discounts, price rebates and other sales incentive programs, as well as related foreign currency transaction effects;

•
Industrial costs: primarily include cost changes to manufacturing and purchasing of materials that are associated with content and enhancement of vehicle features, as well as industrial efficiencies and inefficiencies, recall campaign and warranty costs, depreciation and amortization, research and development costs and related foreign currency transaction effects;

•
Selling, general and administrative costs (“SG&A”): primarily include costs for advertising and promotional activities, purchased services, information technology costs and other costs not directly related to the development and manufacturing of our products; and

•	Other: includes other items not mentioned above, such as foreign currency exchange translation and results from joint ventures and associates.

North America

			Increase/(Decrease)
	Three months ended March 31,		2020 vs. 2019
	2020	2019	% Actual	% CER
Shipments (thousands of units)	469	556	(15.6)%	—
Net revenues (€ million)	€14,541	€16,057	(9.4)%	(12.0)%
Adjusted EBIT (€ million)	€548	€1,044	(47.5)%	(49.5)%
Adjusted EBIT margin (%)	3.8%	6.5%	-270 bps	—
Three months ended March 31, 2020
The Group's market share(1) in North America of 12.0 percent for the three months ended March 31, 2020 reflected an increase of 40 bps from 11.6 percent in the same period in 2019. The U.S. market share(1) of 12.5 percent reflected an increase of 40 bps from 12.1 percent in the same period in 2019.
Shipments
The decrease in North America shipments in the three months ended March 31, 2020 compared to the same period in 2019 was primarily due to temporary suspension of production, starting progressively from March 18.
Net revenues
The decrease in North America Net revenues in the three months ended March 31, 2020 compared to the same period in 2019 was primarily due to lower shipments partially offset by positive vehicle mix and favorable foreign exchange translation effects.
Adjusted EBIT
The following chart reflects the change in North America Adjusted EBIT by operational driver for the three months ended March 31, 2020 compared to the same period in 2019.
The decrease in North America Adjusted EBIT in the three months ended March 31, 2020 compared to the same period in 2019 was primarily due to lower Net revenues, as well as higher warranty and logistics costs, partially offset by purchasing savings.

_______________________________________________________________________________________________________________________________________________
(1) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit and Ward’s Automotive.

LATAM

			Increase/(Decrease)
	Three months ended March 31,		2020 vs. 2019
	2020	2019	% Actual	% CER
Shipments (thousands of units)	106	120	(11.7)%	—
Net revenues (€ million)	€1,322	€1,932	(31.6)%	(22.6)%
Adjusted EBIT (€ million)	€(27)	€105	(125.7)%	(132.7)%
Adjusted EBIT margin (%)	(2.0)%	5.4%	-740 bps	—
Three months ended March 31, 2020
The Group's market share(1) in LATAM increased 70 bps to 14.2 percent for the three months ended March 31, 2020 from 13.5 percent in the same period in 2019. The Group's market share in Brazil and Argentina for the three months ended March 31, 2020 increased 70 bps to 19.3 percent from 18.6 percent and increased 300 bps to 15.0 percent from 12.0 percent, respectively, compared to the corresponding period in 2019.
Shipments
The decrease in LATAM shipments in the three months ended March 31, 2020 compared to the same period in 2019 was primarily due to temporary suspension of production on March 23.
Net revenues
The decrease in LATAM Net revenues in the three months ended March 31, 2020 compared to the same period in 2019 was primarily due to lower shipments, non-repeat of prior year one-off recognition of credits related to indirect taxes, as well as negative foreign exchange impacts from weakening of the Brazilian Real.
Adjusted EBIT
The following chart reflects the change in LATAM Adjusted EBIT by operational driver for the three months ended March 31, 2020 compared to the same period in 2019.
The decrease in LATAM Adjusted EBIT in the three months ended March 31, 2020 compared to the same period in 2019 was primarily due to lower Net revenues and purchasing cost inflation.

________________________________________________________________________________________________________________________________________________
(1) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.

APAC

			Increase/(Decrease)
	Three months ended March 31,		2020 vs. 2019
	2020	2019	% Actual	% CER
Combined shipments (thousands of units)	20	39	(48.7)%	—
Consolidated shipments (thousands of units)	13	17	(23.5)%	—
Net revenues (€ million)	€466	€592	(21.3)%	(21.9)%
Adjusted EBIT (€ million)	€(59)	€(9)	(555.6)%	(561.5)%
Adjusted EBIT margin (%)	(12.7)%	(1.5)%	-1120 bps	—
We locally produce and distribute the Jeep Cherokee, Renegade, Compass and Grand Commander through the 50% owned GAC Fiat Chrysler Automobiles Co (“GAC FCA JV”). The results of the GAC FCA JV are accounted for using the equity method, with recognition of our share of the net income of the joint venture in the line item “Result from investment” within the Consolidated Income Statement. We also produce the Jeep Compass through our joint operation with Fiat India Automobiles Private Limited (“FIAPL”) and we recognize our related interest in the joint operation on a line by line basis.
Shipments distributed by our consolidated subsidiaries, which include vehicles produced by FIAPL, are reported in both consolidated and combined shipments. Shipments of the GAC FCA JV are not included in consolidated shipments and are only in combined shipments.
Three months ended March 31, 2020
Shipments
The decrease in combined shipments in the three months ended March 31, 2020 compared to the same period in 2019 was primarily due to temporary suspension of local production beginning January 23 in China and disruption to market demand throughout the region.
The decrease in consolidated shipments in the three months ended March 31, 2020 compared to the same period in 2019 was primarily due to reduced Jeep Compass volumes.
Net revenues
The decrease in APAC Net revenues in the three months ended March 31, 2020 compared to the same period in 2019 was primarily due to lower shipments and component sales to China JV.

Adjusted EBIT
The following chart reflects the change in APAC Adjusted EBIT by operational driver for the three months ended March 31, 2020 compared to the same period in 2019.
The decrease in APAC Adjusted EBIT in the three months ended March 31, 2020 compared to the same period in 2019 was primarily due to:

•	lower Net revenues;

•	higher manufacturing costs; and

•	lower GAC FCA JV results, included within Other.
These were partially offset by:

•	lower marketing costs.
EMEA

			Increase/(Decrease)
	Three months ended March 31,		2020 vs. 2019
	2020	2019	% Actual	% CER
Combined shipments (thousands of units)	220	317	(30.6)%	—
Consolidated shipments (thousands of units)	205	302	(32.1)%	—
Net revenues (€ million)	€3,732	€5,070	(26.4)%	(26.5)%
Adjusted EBIT (€ million)	€(270)	€(19)	n.m.	n.m.
Adjusted EBIT margin (%)	(7.2)%	(0.4)%	-680 bps	—
________________________________________________________________________________________________________________________________________________
n.m. = number not meaningful
Three months ended March 31, 2020
The Group's market share(1) in the European Union for the three months ended March 31, 2020, decreased 70 bps to 5.9 percent from 6.6 percent in the same period in 2019.

_______________________________________________________________________________________________________________________________________________
(1) Our estimated market share data is presented based on the European Automobile Manufacturers Association (ACEA) Registration Databases and national Registration Offices databases.

Shipments
The decrease in EMEA combined and consolidated shipments in the three months ended March 31, 2020 compared to the same period in 2019 was primarily due to temporary suspension of production beginning March 11 and temporary closure of the majority of dealerships in the region.
Net revenues
The decrease in EMEA Net revenues in the three months ended March 31, 2020 compared to the same period in 2019 was primarily due to lower volumes.
Adjusted EBIT
The following chart reflects the change in EMEA Adjusted EBIT by operational driver for the three months ended March 31, 2020 compared to the same period in 2019.
The decrease in EMEA Adjusted EBIT in the three months ended March 31, 2020 compared to the same period in 2019 was primarily due to:

•	lower volumes;

•	unfavorable mix; and

•	increased compliance costs.
These were partially offset by

•	lower fixed costs from cost containment and restructuring actions implemented in prior periods;

•	lower depreciation and amortization; and

•	reduced advertising costs.

Maserati

			Increase/(Decrease)
	Three months ended March 31,		2020 vs. 2019
	2020	2019	% Actual	% CER
Shipments (thousands of units)	3.1	5.5	(43.6)%	—
Net revenues (€ million)	€254	€471	(46.1)%	(46.8)%
Adjusted EBIT (€ million)	€(75)	€11	(781.8)%	(778.2)%
Adjusted EBIT margin (%)	(29.5)%	2.3%	-3180 bps	—
Three months ended March 31, 2020
Shipments
The decrease in Maserati shipments in the three months ended March 31, 2020 compared to the same period in 2019 was primarily due to market disruption, particularly in China and Europe, and temporary suspension of production beginning March 12.
Net revenues
The decrease in Maserati Net revenues in the three months ended March 31, 2020 compared to the same period in 2019 was primarily due to decreased shipments and unfavorable market and model mix.
Adjusted EBIT
The decrease in Maserati Adjusted EBIT in the three months ended March 31, 2020 compared to the same period in 2019 was primarily due to lower Net revenues.

Liquidity and Capital Resources
COVID-19 Liquidity actions
During the quarter, the Group took several key actions to secure its liquidity and financial position, including drawing on existing bilateral lines of credit totaling €1.5 billion and securing an additional incremental bridge credit facility of €3.5 billion, structured as a bridge to capital markets, which was available to be drawn beginning in April. In addition, measures were taken to reduce cash outflows, including: a suspension of a significant number of capital expenditure programs; delaying non-essential spending; temporary lay-offs, salary cuts and deferrals; and significant reductions to marketing and other discretionary spend. On April 21, 2020, the Group drew down its €6.25 billion syndicated revolving credit facility, which was undrawn at March 31, 2020.
Available Liquidity
The following table summarizes our total Available liquidity:

(€ million)	At March 31, 2020	At December 31, 2019
Cash, cash equivalents and current debt securities(1)	€12,303	€15,494
Undrawn committed credit lines(2)	6,250	7,575
Cash, cash equivalents and current debt securities - included within Assets held for sale	14	17
Available liquidity(3)	€18,567	€23,086
________________________________________________________________________________________________________________________________________________
(1) Current securities are comprised of short term or marketable securities which represent temporary investments but do not satisfy all the requirements to be classified as cash equivalents as they may not be able to readily converted into cash, or they are subject to significant risk of change in value (even if they are short-term in nature or marketable).
(2) Undrawn committed credit lines does not include the €3.5 billion Incremental Bridge Credit Facility entered into in March 2020 and available from April 2020, as described below.
(3) The majority of our liquidity is available to our treasury operations in Europe and U.S.; however, liquidity is also available to certain subsidiaries which operate in other countries. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, we do not believe such transfer restrictions had an adverse impact on the Group’s ability to meet its liquidity requirements at the dates presented above.
Available liquidity at March 31, 2020 decreased €4.5 billion from December 31, 2019 primarily as a result of cash absorption from initial negative working capital movements attributable to the COVID-19 related production shutdowns, normal negative seasonality, as well as capital expenditures during the quarter.
Our available liquidity is subject to intra-month and seasonal fluctuations resulting from business and collection-payment cycles as well as to changes in foreign exchange conversion rates. Moreover, we tend to operate with negative working capital as we generally receive payment for vehicles within a few days of shipment, whereas there is a lag between the time when parts and materials are received from suppliers and when we pay for such parts and materials; therefore, in periods in which our vehicle shipments decline materially we will suffer a significant negative impact on cash flow and liquidity as we continue to pay suppliers for components purchased in a high volume environment during a period in which we receive lower proceeds from vehicle shipments. Plant shutdowns, whether associated with model year changeovers, or other factors such as temporary supplier interruptions or government-imposed restrictions, such as we have experienced in response to the COVID-19 pandemic, can have a significant negative impact on our revenues and working capital as we continue to pay suppliers while we do not receive proceeds from vehicle sales. Refer to the section — Cash Flows below for additional information regarding the change in cash and cash equivalents.
Our liquidity is principally denominated in U.S. Dollar and in Euro, with the remainder being distributed in various countries and denominated in the relevant local currencies. Out of the total cash, cash equivalents and current debt securities available at March 31, 2020, €6.2 billion, or 50.4 percent, were denominated in U.S. Dollar (€9.3 billion, or 60.0 percent, at December 31, 2019) and €2.9 billion, or 23.6 percent, were denominated in Euro (€2.0 billion, or 12.9 percent, at December 31, 2019).
At March 31, 2020, undrawn committed credit lines consisted of the Group's €6.25 billion syndicated revolving credit facility. At December 31, 2019, undrawn committed credit lines available totaling €7.6 billion included the €6.25 billion syndicated revolving credit facility and €1.3 billion of other bilateral revolving lines of credit.

Based on past performance and current expectations, including expectations regarding production restarts, we believe that our available liquidity will be sufficient to meet our future operating cash needs. Our available cash and committed credit facilities provide additional sources of liquidity to fund current operations, debt maturities, and future investment opportunities. However, we continue to assess all funding options and expect to access funding as and when available on reasonable terms to further strengthen our balance sheet and enhance our liquidity to optimize our financial flexibility.
The Company was in compliance with all of its debt covenants at March 31, 2020 and currently expects continued compliance with debt covenants; however, events resulting from the effects of COVID-19 may negatively impact the Company’s ability to comply with these covenants or require the Company to pursue alternative financing.
European Investment Bank Borrowings
On March 18, 2020, the Group announced that it entered into an agreement for a €300 million five-year loan with the European Investment Bank (“EIB”) to support specific investments to be implemented by FCA through 2021. The investments are primarily to support the manufacturing deployment of the advanced vehicle powertrain electrification technologies and, in particular, the setup of production lines for the manufacturing of plug-in hybrid electric vehicles (PHEVs) at FCA’s production plant in Melfi (Italy) and the manufacturing of battery electric vehicles (BEV) at the production plant in Mirafiori (Italy). The loan was fully drawn on March 26, 2020.
Incremental Bridge Credit Facility
On March 26, 2020, the Group announced that it had entered into a new credit facility (the “Bridge Credit Facility”). The Bridge Credit Facility, initially entered into with two banks and then successfully syndicated to thirteen banks, including the two original underwriting banks, will be available for general corporate purposes and for working capital needs of the Group and is structured as a bridge facility to capital markets. The Bridge Credit Facility may be drawn in a single tranche of €3.5 billion, with an initial 12-month term which can be extended at the Company’s option for an additional 6-month term on the first anniversary of the signing. The covenants of the Bridge Credit Facility include financial covenants as well as negative pledge, pari passu, cross-default and change of control clauses. Failure to comply with these covenants, and in certain cases if not suitably remedied, can lead to the requirement of early repayment of any outstanding amounts. The Bridge Credit Facility was not included within Available Liquidity at March 31, 2020, pending the completion of the conditions precedent agreed for drawdown, being the earlier of syndication or sixty days. On April 14, 2020, the Group announced completion of syndication.
Other revolving lines of credit
During the three months ended March 31, 2020, the Group drew down on existing bilateral revolving lines of credit totaling €1.5 billion.
Revolving Credit Facilities
On March 26, 2020, the tenor of the three year Tranche A of the Group's €6.25 billion revolving credit facility, for Euro €3.125 billion, was extended by one year to April 27, 2023. On April 21, 2020, the Group announced that, in light of the continuing uncertainty relating to the impacts of COVID-19, it had drawn down its €6.25 billion revolving credit facility originally signed in June 2015 and last amended in March 2019. The facility was included within Available liquidity at March 31, 2020.
Rating agency updates
On March 25, 2020, Moody’s Investors Service placed the Ba1 Corporate Family Rating on FCA NV and the Ba2 ratings on the senior unsecured instruments issued or guaranteed by FCA NV under review with direction uncertain.

Cash Flows
The following table summarizes the cash flows from operating, investing and financing activities for the three months ended March 31, 2020 and 2019. Refer to our Interim Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2020 and 2019 included elsewhere in this Interim Report for additional detail.

	Three months ended March 31,
(€ million)	2020	2019(1)
Cash flows (used in)/from operating activities - continuing operations	€(2,820)	€1,070
Cash flows used in operating activities - discontinued operations	—	(371)
Cash flows used in investing activities - continuing operations	(1,379)	(853)
Cash flows used in investing activities - discontinued operations	—	(113)
Cash flows from/(used in) financing activities - continuing operations	1,324	(763)
Cash flows used in financing activities - discontinued operations	—	(48)
Translation exchange differences	(7)	231
Total change in cash and cash equivalents	(2,882)	(847)

Cash and cash equivalents at beginning of the period	15,014	12,450
Add: cash and cash equivalents at beginning of the period - included with Assets held for sale(2)	17	719
Total change in cash and cash equivalents	(2,882)	(847)
Less: Cash and cash equivalents at end of the period - included within Assets held for sale(2)	15	418
Cash and cash equivalents at end of the period	€12,134	€11,904
________________________________________________________________________________________________________________________________________________
(1) Magneti Marelli operating results and cash flows were excluded from the Group's continuing operations and are presented as a single line item within the Consolidated Income Statements and Consolidated Statement of Cash Flows for the three months ended March 31, 2019, following the classification of Magneti Marelli as a discontinued operation and for the four months prior to the completion of the disposal on May 2, 2019. The assets and liabilities of Magneti Marelli have been classified as Assets held for sale and Liabilities held for sale within the Consolidated Statement of Financial Position at March 31, 2019. All amounts presented above exclude net intercompany amounts (received by)/paid by Magneti Marelli to/from the Group totaling €65 million within operating activities, €(3) million within investing activities and €(288) million within financing activities for the three months ended March 31, 2019.
(2)The assets and liabilities of the cast iron automotive components business of Teksid were classified as Assets held for sale and Liabilities held for sale within the Interim Condensed Consolidated Statements of Financial Position at March 31, 2020 and at December 31, 2019. Refer to Note 2, Scope of consolidation within our Consolidated Financial Statements included elsewhere in this report. The assets and liabilities of Magneti Marelli were classified as Assets held for sale and Liabilities held for sale within the Interim Condensed Consolidated Statements of Financial Position at March 31, 2019 and December 31, 2018.
Operating Activities
For the three months ended March 31, 2020, cash used in operating activities was the result of Net loss from continuing operations of €1,694 million primarily adjusted: (1) to add back €1,335 million for depreciation and amortization expense, (2) €643 million of impairments (refer to Cost of revenues and Research and development costs above), (3) a €734 million change in deferred taxes primarily relating to write-down of deferred tax assets in Italy and Brazil, referred to above, (4) a €464 million net decrease in provisions, primarily as a result of lower warranty and sales incentive provisions in North America in response to lower shipments, and (5) for the negative effect of the change in working capital of €3,553 million, which includes (i) a decrease of €1,093 million in trade payables primarily due to reduced March 2020 production levels, with plant shutdowns in North America and EMEA in response to the COVID-19 pandemic, (ii) an increase of €1,781 million in inventories reflecting, in addition to the seasonal build-up, the decrease in shipments due to disrupted global demand as a result of the COVID-19 pandemic, and (iii) a decrease of €956 million in other liabilities and payables net of other receivables, reflecting primarily a decrease in payables to employees and for purchases of regulatory credits in North America, as well as an increase in indirect taxes receivables net in EMEA and LATAM, partially offset by (iv) a decrease in trade receivables of €277 million due to lower shipments.

For the three months ended March 31, 2019, cash flows from operating activities was the result of Net profit from continuing operations of €508 million primarily adjusted: (1) to add back €1,383 million for depreciation and amortization expense, (2) a €54 million change in deferred taxes, (3) a €201 million net increase in provisions, primarily due to restructuring in LATAM, EMEA and North America, (4) €371 million of cash used by operating activities of discontinued operations and (5) for the negative effect of the change in working capital of €651 million, which was primarily driven by (i) an increase of €792 million in inventories mainly due increased volumes of production in North America in January to March 2019 as compared to October to December 2018, (ii) an increase of €244 million in trade receivables, (iii) an increase of €85 million in other receivables net of other liabilities and payables, mainly due to an increase in indirect tax receivables, which were partially offset by (iv) an increase of €470 million in trade payables due to increased production volumes in North America compared to October to December 2018, partially offset by a seasonal decrease in EMEA.
Investing Activities
For the three months ended March 31, 2020, cash used in investing activities was primarily the result of (1) €2,327 million of capital expenditures, including €677 million of capitalized development expenditures, partially offset by (2) a decrease in receivables from financing activities of €615 million, which was mainly attributable to lower volumes of dealer financing in EMEA and LATAM.
For the three months ended March 31, 2019, cash used in investing activities was primarily the result of €1,376 million of capital expenditures, including €605 million of capitalized development expenditures, partially offset by a decrease in receivables from financing activities of €578 million, which was mainly attributable to lower volumes of dealer financing in EMEA and LATAM, in addition to lower volumes of factoring transactions, and €113 million of cash flows used by discontinued operations.
Financing Activities
For the three months ended March 31, 2020, cash flows from financing activities resulted primarily from the €1.5 billion draw down of existing bilateral lines of credit and the €300 million loan with European Investment Bank announced on March 18, 2020, partially offset by the repayment of other long-term and short-term debt and other financial assets/liabilities. Refer to Note 14, Debt, in the Interim Condensed Consolidated Financial Statements included elsewhere in this report, for further information.
For the three months ended March 31, 2019, cash used in financing activities was primarily the result of the repayment of debt in Brazil and reduced funding needs for financial services (in relation to reduced receivable portfolio outstanding).

Industrial free cash flows
The following table provides a reconciliation of Cash flows from operating activities, the most directly comparable measure included in our Interim Condensed Consolidated Statement of Cash Flows, to Industrial free cash flows for the three months ended March 31, 2020 and 2019:

	Three months ended March 31,
(€ million)	2020	2019
Cash flows from operating activities	€(2,820)	€699
Less: Cash flows from operating activities - discontinued operations	—	(371)
Cash flows from operating activities - continuing operations	(2,820)	1,070
Less: Operating activities not attributable to industrial activities	(5)	29
Less: Capital expenditures for industrial activities	2,327	1,376
Add: Net intercompany payments between continuing operations and discontinued operations	—	65
Add: Discretionary pension contribution, net of tax	68	—
Industrial free cash flows	€(5,074)	€(270)
For the three months ended March 31, 2020 Industrial free cash flows from continuing operations decreased by €4.8 billion as compared to the same period in 2019, primarily reflecting negative working capital impacts, as referred to above, and increased capital expenditures to support new product development, prior to the suspension of a significant number of capital expenditure programs referred to above.

Risks and Uncertainties
Except as noted below, the Group believes that the risks and uncertainties identified for the three months ended March 31, 2020 are in line with the main risks and uncertainties to which the Group is exposed and that were identified and discussed in the section Risk Management-Risk Factors in the Group's Annual Report and Form 20-F for the year ended December 31, 2019 filed with the SEC and AFM on February 25 and February 26, 2020, respectively, (the “Annual Report”). Those risks and uncertainties should be read in conjunction with this Interim Report.
The following risk factor supplements the risk factors identified and discussed in the section Risk Management-Risk Factors of the Annual Report:
The impact of the COVID-19 pandemic and the measures taken to contain the spread of the virus have had, and are expected to continue to have, a material adverse impact on our business, results of operations and financial condition.
The emergence of the COVID-19 pandemic has caused governments in affected jurisdictions worldwide to take extraordinary actions, including imposing travel bans, quarantines, shelter-in-place orders, bans on public gatherings, restrictions on economic activities, and other emergency public safety measures. These measures, though expected to be temporary, will adversely affect our business, results of operations and financial condition.
In addition to disrupting supply chains globally, these measures have had a significant and immediate effect on demand for vehicles generally as well as on our shipments to dealers, as a majority of our dealers have temporarily closed. In order to respond to the interruption of market demand by ensuring optimization of supply, beginning March 11, 2020, we temporarily suspended production across a majority of our European manufacturing plants. On March 18, 2020, we announced that we would cease production at our plants across North America, starting progressively from that date and we suspended production in LATAM on March 23.
The ultimate impact of the pandemic on our business, results of operations and financial condition will depend on numerous evolving factors and future developments that we are not able to predict, including the ultimate duration, spread and severity of the outbreak; the ultimate extent and duration of the effect on the global economy; and how quickly and to what extent normal economic and operating conditions can resume.
If the pandemic is prolonged or continues to spread geographically, it could amplify the significant negative impacts on our business, results of operations and financial condition, and may increase other risks to which we are subject. It is also possible that adverse impacts of the pandemic and containment measures may continue once the pandemic is controlled and the containment measures are lifted, including possibly significantly reduced demand in affected automobile markets, as well as increased production costs and lower productivity due to changes in plant operating protocols for both FCA and its suppliers. Based on these uncertainties, we do not yet know the full extent of how COVID-19 and the related containment measures will affect our business, results of operations and financial condition, or the global economy. However, the continuing effects may have a material adverse impact on our business, results of operations and financial condition.

Outlook
On March 18, 2020, due to the continued uncertainty of market conditions and regional operating restrictions related to the evolving COVID-19 pandemic, the Group withdrew its FY 2020 Guidance and will provide an update when it is possible to have better visibility of the overall impact of the crisis and its impact on market conditions.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2020

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
(in € million, except per share amounts)
(Unaudited)

		Three months ended March 31,
	Note	2020	2019
Net revenues	3	€20,567	€24,481
Cost of revenues		18,878	21,181
Selling, general and other costs		1,439	1,517
Research and development costs		933	673
Result from investments		42	58
Gains on disposal of investments		5	—
Restructuring costs	13	20	204
Net financial expenses	4	213	244
(Loss)/Profit before taxes		(869)	720
Tax expense	5	825	212
Net (loss)/profit from continuing operations		(1,694)	508
Profit from discontinued operations, net of tax	2	—	111
Net (loss)/profit		€(1,694)	€619

Net (loss)/profit attributable to:
Owners of the parent		€(1,696)	€615
Non-controlling interests		2	4
		€(1,694)	€619

Net (loss)/profit from continuing operations attributable to:
Owners of the parent		€(1,696)	€509
Non-controlling interests		2	(1)
		€(1,694)	€508

(Loss)/earnings per share:	20
Basic (loss)/earnings per share		€(1.08)	€0.40
Diluted (loss)/earnings per share		€(1.08)	€0.39

(Loss)/earnings per share from continuing operations:	20
Basic (loss)/earnings per share		€(1.08)	€0.33
Diluted (loss)/earnings per share		€(1.08)	€0.32

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in € million)
(Unaudited)

		Three months ended March 31,
	Note	2020	2019
Net (loss)/profit (A)		€(1,694)	€619

Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:	19
Losses on re-measurement of defined benefit plans		—	—
Related tax impact		—	—
Items relating to discontinued operations, net of tax		—	—
Total items that will not be reclassified to the Consolidated Income Statement in subsequent periods (B1)		—	—

Items that may be reclassified to the Consolidated Income Statement in subsequent periods:	19
(Losses)/gains on cash flow hedging instruments		(198)	(98)
Exchange gains/(losses) on translating foreign operations		(309)	436
Share of Other comprehensive income/(loss) for equity method investees		(27)	(4)
Related tax impact		64	27
Items relating to discontinued operations, net of tax		—	13
Total items that may be reclassified to the Consolidated Income Statement in subsequent periods (B2)		(470)	374

Total Other comprehensive income/(loss), net of tax (B1)+(B2)=(B)		(470)	374

Total Comprehensive income (A)+(B)		€(2,164)	€993

Total Comprehensive income attributable to:
Owners of the parent		€(2,162)	€986
Non-controlling interests		(2)	7
		€(2,164)	€993

Total Comprehensive income attributable to owners of the parent:
Continuing operations		€(2,162)	€869
Discontinued operations		—	117
		€(2,162)	€986

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in € million)
(Unaudited)

	Note	At March 31, 2020	At December 31, 2019
Assets
Goodwill and intangible assets with indefinite useful lives	6	€14,614	€14,257
Other intangible assets		12,538	12,447
Property, plant and equipment		28,511	28,608
Investments accounted for using the equity method		1,952	2,009
Other financial assets		332	340
Deferred tax assets		1,175	1,689
Other receivables	9	2,029	2,376
Tax receivables		104	94
Prepaid expenses and other assets		488	535
Other non-current assets		726	757
Total Non-current assets		62,469	63,112
Inventories	10	11,368	9,722
Assets sold with a buy-back commitment		1,631	1,626
Trade and other receivables	9	5,525	6,628
Tax receivables		361	372
Prepaid expenses and other assets		556	524
Other financial assets		1,155	670
Cash and cash equivalents		12,134	15,014
Assets held for sale		316	376
Total Current assets		33,046	34,932
Total Assets		€95,515	€98,044
Equity and liabilities
Equity	19
Equity attributable to owners of the parent		€26,385	€28,537
Non-controlling interests		135	138
Total Equity		26,520	28,675
Liabilities
Long-term debt	14	7,941	8,025
Employee benefits liabilities	12	8,629	8,507
Provisions	13	5,120	5,027
Other financial liabilities		21	124
Deferred tax liabilities		1,879	1,628
Tax liabilities		280	278
Other liabilities	15	2,348	2,426
Total Non-current liabilities		26,218	26,015
Trade payables		20,498	21,616
Short-term debt and current portion of long-term debt	14	6,272	4,876
Other financial liabilities		659	194
Employee benefits liabilities	12	534	544
Provisions	13	8,537	8,978
Tax liabilities		100	122
Other liabilities	15	5,979	6,788
Liabilities held for sale		198	236
Total Current liabilities		42,777	43,354
Total Equity and liabilities		€95,515	€98,044
The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in € million)
(Unaudited)

		Three months ended March 31,
	Note	2020	2019
Cash flows (used in)/from operating activities:
Net (loss)/profit from continuing operations		€(1,694)	€508
Amortization and depreciation		1,335	1,383
Change in inventories, trade and other liabilities, payables and receivables		(3,553)	(651)
Dividends received		72	56
Change in provisions		(464)	(201)
Change in deferred taxes		734	54
Other changes		750	(79)
Cash flows (used in)/from operating activities - discontinued operations		—	(371)
Total		(2,820)	699
Cash flows used in investing activities:
Investments in property, plant and equipment and intangible assets		(2,327)	(1,376)
Net change in receivables from financing activities		615	578
Change in securities		283	—
Other changes		50	(55)
Cash flows used in investing activities - discontinued operations		—	(113)
Total		(1,379)	(966)
Cash flows from/(used in) financing activities:
Proceeds of other long-term debt		1,835	124
Repayment of other long-term debt	14	(251)	(293)
Net change in short-term debt and other financial assets/liabilities		(260)	(589)
Distributions paid		—	(5)
Cash flows (used in)/from financing activities - discontinued operations		—	(48)
Total		1,324	(811)
Translation exchange differences		(7)	231
Total change in Cash and cash equivalents		(2,882)	(847)

Cash and cash equivalents at beginning of the period		15,014	12,450
Add: Cash and cash equivalents at beginning of the period - included within Assets held for sale		17	719
Total change in Cash and cash equivalents		(2,882)	(847)
Less: Cash and cash equivalents at end of the period - included within Assets held for sale		15	418
Cash and cash equivalents at end of the period		€12,134	€11,904

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in € million)
(Unaudited)

	Attributable to owners of the parent
	Share capital	Other reserves	Cash flow hedge reserve	Currency translation differences	Financial Assets measured at FVOCI	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
At December 31, 2018	€19	€24,650	€45	€1,011	€(1)	€(567)	€(455)	€201	€24,903
Impact from the adoption of IFRS 16(1)	—	—	—	—	—	—	—	—	—
At January 1, 2019	19	24,650	45	1,011	(1)	(567)	(455)	201	24,903
Distributions	—	—	—	—	—	—	—	(5)	(5)
Net profit	—	615	—	—	—	—	—	4	619
Other comprehensive (loss)/income	—	—	(69)	444	—	—	(4)	3	374
Share-based compensation(2)	—	30	—	—	—	—	—	—	30
Other changes(3)	—	1	(16)	—	—	—	—	—	(15)
At March 31, 2019	€19	€25,296	€(40)	€1,455	€(1)	€(567)	€(459)	€203	€25,906
______________________________________________________________________________________________________________________________
(1) There was no impact within Equity on adoption of IFRS 16 as at January 1, 2019.
(2) Includes €10 million tax benefit related to the long-term incentive plans.
(3) Includes €16 million deferred net hedging gains transferred to inventory, net of tax

	Attributable to owners of the parent
	Share capital	Other reserves	Cash flow hedge reserve	Currency translation differences	Financial Assets measured at FVOCI	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
At December 31, 2019	€20	€28,245	€(114)	€1,378	€5	€(522)	€(475)	€138	€28,675
Distributions	—	—	—	—	—	—	—	—	—
Net (loss)/profit	—	(1,696)	—	—	—	—	—	2	(1,694)
Other comprehensive (loss)/income	—	—	(134)	(305)	—	—	(27)	(4)	(470)
Share-based compensation(1)	—	11	—	—	—	—	—	—	11
Other changes(2)	—	1	(2)	—	—	—	—	(1)	(2)
At March 31, 2020	€20	€26,561	€(250)	€1,073	€5	€(522)	€(502)	€135	€26,520
______________________________________________________________________________________________________________________________
(1) Includes €5 million tax benefit related to the long-term incentive plans.
(2) Includes €2 million deferred net hedging gains transferred to inventory, net of tax.

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1. Basis of preparation
Authorization of Interim Condensed Consolidated Financial Statements and compliance with International Financial Reporting Standards
The accompanying Interim Condensed Consolidated Financial Statements together with the notes thereto (the “Interim Condensed Consolidated Financial Statements”) were authorized for issuance on May 5, 2020 and have been prepared in accordance with both International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) as well as IFRS as adopted by the European Union.(1) The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
The Interim Condensed Consolidated Financial Statements, which have been prepared in accordance with IAS 34 – Interim Financial Reporting, do not include all of the information and notes required for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements as of and for the year ended December 31, 2019 included within the Annual Report and Form 20-F for the year ended December 31, 2019, filed with the SEC and AFM on February 25 and February 26, 2020, respectively, (the “FCA Consolidated Financial Statements at December 31, 2019”). The accounting policies are consistent with those used at December 31, 2019, except as described in the section — New standards and amendments effective from January 1, 2020 below.
Basis of preparation
The Interim Consolidated Financial Statements are prepared under the historical cost method, modified for the measurement of certain financial instruments as required, as well as on a going concern basis. In this respect, the Group’s assessment is that no material uncertainties (as defined in IAS 1 - Presentation of Financial Statements) exist about its ability to continue as a going concern.
The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. The Interim Condensed Consolidated Financial Statements include all adjustments considered necessary by management to fairly state the Group's results of operations, financial position and cash flows. For a description of the significant estimates, judgments and assumptions of the Group, refer to Note 2, Basis of Preparation — Use of estimates in the FCA Consolidated Financial Statements at December 31, 2019.
COVID-19 impacts
During the first quarter of 2020, the COVID-19 virus spread worldwide and was declared a pandemic by the World Health Organization on March 11, 2020. In response, many governments in affected jurisdictions imposed travel bans, quarantines and other emergency public safety measures. For example, governments have imposed restrictions on travel and the movement and gathering of people, as well as restrictions on economic activity. At May 5, 2020, many of these measures are still in place.
As the severity of the COVID-19 pandemic became apparent, FCA leadership took actions to protect our employees and communities, as well as strengthen our financial position and limit the impact on our financial performance.

________________________________________________________________________________________________________________________________________________
(1) There is no effect on these Interim Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union.

The Group implemented a temporary suspension of production across its facilities: in APAC starting with China on January 23; in EMEA, starting with Italy from March 11; in Maserati beginning March 12; in North America phased-in progressively from March 18; and in LATAM on March 23. The Group also implemented remote working arrangements, where feasible, across all regions at various stages during the first quarter, and has restricted both domestic and international business travel since late February. These arrangements are structured to ensure continuation of critical activities, including, but not limited to, appropriate functioning of our internal controls and financial reporting systems and processes.
The Group has worked closely with all relevant stakeholders, including unions and dealer representatives, to develop and implement plans to restart production and vehicle sales once governments in various jurisdictions permit, including the development of enhanced sanitizing and health and safety procedures. On February 19 and February 24, 2020, production restarted at our GAC Fiat Chrysler Automobiles Co. joint venture plants in Guangzhou and Changsha, China, respectively.
The COVID-19 pandemic had significant negative impacts on FCA's results for the three months ended March 31, 2020. The contraction of global demand, temporary suspensions of production in all regions and closure of a majority of dealerships significantly contributed to reduced consolidated shipments.
Refer to the following disclosures for further information regarding the impacts to our financial statements:

•	Note 5, Tax expense for detail on the write-down of deferred tax assets in Italy and Brazil;

•	Note 6, Goodwill and intangible assets with indefinite useful lives for detail on assessment of and impairment testing on goodwill allocated to the EMEA and LATAM operating segments;

•
Note 7, Other intangible assets and Note 8, Property, plant and equipment for detail on assessment of cash generating units (“CGUs”) in North America, EMEA, LATAM and Maserati operating segments and impairments recognized for CGUs in EMEA, LATAM and Maserati operating segments;

•	Note 14, Debt for details on changes in the Group's liquidity and financial position; and

•	Note 22, Subsequent events for events occurring after the balance sheet date.
New standards and amendments effective from January 1, 2020
The following amendments and interpretations, which were effective from January 1, 2020, were adopted by the Group. The adoption of these amendments did not have a material impact on the Interim Condensed Consolidated Financial Statements.

•
In October 2018, the IASB issued amendments to IFRS 3 - Business Combinations which change the definition of a business to enable entities to determine whether an acquisition is a business combination or an asset acquisition.

•
In October 2018, the IASB issued amendments to its definition of material in IAS 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates clarifying the definition of materiality to aid in application.

•
In September 2019, the IASB issued Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7), which modifies some specific hedge accounting requirements to provide relief from the potential effects of uncertainty caused by IBOR reform. In addition, the amendments require companies to provide additional information to investors about hedging relationships directly affected by these uncertainties.

New standards and amendments not yet effective
Reference should be made to Note 2, Basis of Presentation – New Standards and Amendments Not Yet Effective within the FCA Consolidated Financial Statements at December 31, 2019 for a description of new standards not yet effective as of March 31, 2020.

Exchange rates
The principal exchange rates used to translate other currencies into Euro were as follows:

	For the three months ended March 31, 2020	At March 31, 2020	At December 31, 2019	For the three months ended March 31, 2019	At March 31, 2019
U.S. Dollar (U.S.$)	1.103	1.096	1.123	1.136	1.124
Brazilian Real (BRL)	4.917	5.700	4.516	4.278	4.387
Chinese Renminbi (CNY)	7.696	7.778	7.821	7.663	7.540
Canadian Dollar (CAD)	1.482	1.562	1.460	1.510	1.500
Mexican Peso (MXN)	22.092	26.177	21.220	21.806	21.691
Polish Zloty (PLN)	4.324	4.551	4.257	4.302	4.301
Argentine Peso (ARS)(1)	70.415	70.415	67.258	48.423	48.423
Pound Sterling (GBP)	0.862	0.886	0.851	0.873	0.858
Swiss Franc (CHF)	1.067	1.059	1.085	1.132	1.118
________________________________________________________________________________________________________________________________________________
(1) From July 1, 2018, Argentina’s economy was considered to be hyperinflationary. Transactions after July 1, 2018 for entities with the Argentinian Peso as the functional currency were translated using the spot rate at the end of the period.
2. Scope of consolidation
Magneti Marelli discontinued operations and disposal
On October, 22, 2018, FCA announced that it had entered into a definitive agreement to sell its Magneti Marelli business to CK Holdings Co., Ltd. On May 2, 2019, FCA completed the sale of Magneti Marelli for consideration of €5,772 million (including €5,774 million cash consideration, contingent consideration receivable with a fair value of €70 million, contingent consideration payable by FCA of €16 million, costs relating to the transaction of €16 million and a preliminary purchase price adjustment of approximately €40 million). On April 26, 2020, the final purchase price adjustment was agreed, substantially confirming the preliminary amount.
The following table summarizes the operating results of Magneti Marelli that were excluded from the Consolidated Income Statement for the three months ended March 31, 2019:

Three months ended March 31, 2019(1)
(€ million)
Net revenues	€1,175
Expenses	1,034
Net financial (income)/expenses	13
Profit before taxes from discontinued operations	128
Tax expense	17
Profit after taxes from discontinued operations	€111
________________________________________________________________________________________________________________________________________________
(1) Amounts presented are not representative of the income statement of Magneti Marelli on a stand-alone basis; amounts are net of transactions between Magneti Marelli and other companies of the Group.
Plastic components and automotive modules business held for sale
During the year ended December 31, 2019, certain entities within our plastic components and automotive modules business met the criteria to be presented as held for sale. On January 31, 2020, the Group entered into agreements for the sale of several of the groups of assets within our plastic components and automotive modules businesses for a total sale price of €47.5 million, resulting in a gain on disposal of €5 million.

Teksid Cast Iron Components Business Held for Sale
During December 2019, FCA announced that it had entered into an agreement with Tupy S.A. for the sale of FCA’s global cast iron automotive components business, which is operated through FCA’s subsidiary Teksid S.p.A.
The proposed sale includes Teksid’s cast iron production facilities in Brazil, Mexico, Poland and Portugal, in addition to Teksid’s interest in a joint venture in China and as a result the related assets and liabilities met the criteria to be presented as held for sale from December 31, 2019. The agreement values the business at €210 million enterprise value. Consideration, subject to customary purchase price adjustments, will be paid at closing expected in the second half of 2020. The proposed transaction is subject to customary closing conditions, including the receipt of antitrust approvals.
Teksid’s aluminum business is not included in the transaction and will remain part of the Group.
3. Net revenues
Net revenues were as follows:

	Three months ended March 31,
	2020	2019
	(€ million)
Revenues from:
Sales of goods	€19,443	€23,244
Services provided	900	935
Construction contract revenues	106	173
Lease installments from assets sold with a buy-back commitment	78	77
Interest income of financial services activities	40	52
Total Net revenues	€20,567	€24,481

	Mass-Market Vehicles
Three months ended March 31, 2020	North America	LATAM	APAC	EMEA	Maserati	Other activities	Total
	(€ million)
Revenues from:
Sales of goods	€13,941	€1,247	€438	€3,450	€243	€124	€19,443
Services provided	574	51	3	206	9	57	900
Construction contract revenues	—	—	—	—	—	106	106
Revenues from goods and services	14,515	1,298	441	3,656	252	287	20,449

Lease installments from assets sold with a buy-back commitment	22	—	—	56	—	—	78
Interest income from financial services activities	—	22	15	3	—	—	40
Total Net revenues	€14,537	€1,320	€456	€3,715	€252	€287	€20,567

	Mass-Market Vehicles
Three months ended March 31, 2019	North America	LATAM	APAC	EMEA	Maserati	Other activities	Total
	(€ million)
Revenues from:
Sales of goods	€15,456	€1,828	€560	€4,773	€458	€169	€23,244
Services provided	569	61	5	223	10	67	935
Construction contract revenues	—	—	—	—	—	173	173
Revenues from goods and services	16,025	1,889	565	4,996	468	409	24,352

Lease installments from assets sold with a buy-back commitment	28	—	—	49	—	—	77
Interest income from financial services activities	—	29	16	7	—	—	52
Total Net revenues	€16,053	€1,918	€581	€5,052	€468	€409	€24,481
4. Net financial expenses
The following table summarizes the Group’s financial income and expenses included within Net financial expenses:

	Three months ended March 31,
	2020	2019
	(€ million)
Interest income and other financial income	€41	€50

Financial expenses:
Interest expense and other financial expenses	120	209
Interest on lease liabilities	23	19
Write-down of financial assets	26	6
Losses on disposal of securities	—	—
Net interest expense on employee benefits provisions	56	73
Total Financial expenses	225	307
Net expenses/(gains) from derivative financial instruments and exchange rate differences	29	(13)
Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences	254	294

Net financial expenses	€213	€244
5. Tax expense
Tax expense was as follows:

	Three months ended March 31,
	2020	2019
	(€ million)
Current tax expense	€59	€146
Deferred tax expense	728	54
Tax expense/(benefit) relating to prior periods	38	12
Total Tax expense	€825	€212
The effective tax rate was (95) percent and 29 percent for the three months ended March 31, 2020 and 2019, respectively.

The change in the effective tax rate during the three months ended March 31, 2020, compared to the corresponding period in 2019, primarily related to a decrease in profit before tax, increase in unrecognized deferred tax assets, adjustments to deferred tax liabilities and the write-down of deferred tax assets, as described below.
During the three months ended March 31, 2020, the Group reviewed its business and operations to take into consideration the estimated impacts and effects of the COVID-19 pandemic, including the estimated impact on the macroeconomic environment, the market outlook and the Group’s operations. As such, the Group assessed its ability to generate sufficient taxable income in the future that will allow realization of net deferred tax assets in Italy and Brazil, primarily in relation to tax loss carry-forwards in each respective country. As a result of this assessment, a write-down of €549 million of deferred tax assets was recorded for the three months ended March 31, 2020. Of this write-down, €446 million primarily related to Italian tax loss carry-forwards and €103 million related to Brazilian tax loss carry-forwards.
6. Goodwill and intangible assets with indefinite useful lives
Goodwill and intangible assets with indefinite useful lives at March 31, 2020 and December 31, 2019 are summarized below:

	At March 31, 2020	At December 31, 2019
	(€ million)
Goodwill	€11,341	€11,065
Other intangible assets with indefinite useful lives	3,273	3,192
Total Goodwill and intangible assets with indefinite useful lives	€14,614	€14,257
The increase during the three months ended March 31, 2020 primarily related to foreign currency translation of the U.S. Dollar to the Euro.
Goodwill impairment testing
In accordance with IAS 36 - Impairment of Assets, goodwill and intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired.
Goodwill and intangible assets with indefinite useful lives are allocated to operating segments or to CGUs within the operating segments. The impairment test is performed by comparing the carrying amount (which mainly comprises property, plant and equipment, goodwill, brands and capitalized development expenditures) and the recoverable amount of each cash-generating unit (“CGU”) or group of CGUs to which Goodwill has been allocated. The recoverable amount of a CGU is the higher of its fair value less costs of disposal and its value in use. The balance of Goodwill and intangible assets with indefinite useful lives recognized by the Group primarily relates to the acquisition of FCA US. Goodwill from the acquisition of FCA US has been allocated to the North America, EMEA, APAC and LATAM operating segments.
Of total Goodwill and intangible assets with indefinite useful lives of €14,614 million at March 31, 2020, €275 million and €577 million (€269 million and €563 million at December 31, 2019) of goodwill was allocated to the EMEA and LATAM segments, respectively. No intangible assets with indefinite useful lives, other than goodwill, are recognized within the EMEA and LATAM segments.
Due to the identification of indicators of impairment, primarily as the Group reviewed its business and operations to take into consideration the potential impacts and effects of the COVID-19 pandemic, including the estimated impact on the macro economic environment, the market outlook and the Group’s operations, the goodwill allocated to the EMEA and LATAM operating segments were tested for impairment at March, 31 2020.
The assumptions used in the goodwill impairment test for the EMEA and LATAM segments as of March 31, 2020, represent management’s best estimate for the period under consideration.

•
The estimate of the recoverable amount for purposes of performing the EMEA and LATAM goodwill impairment test was determined using value-in-use at March 31, 2020 and was based on the following assumptions:

◦
The expected future cash flows covering the period from 2020 through 2024. These expected cash flows reflect the current expectations regarding economic conditions and market trends as well as the segment specific initiatives for the period 2020 to 2024. These cash flows relate to the operating segments in their current condition when preparing the financial statements and exclude the estimated cash flows that might arise from future restructuring plans or other structural changes. Key assumptions used in estimating the future cash flows are those related to volumes, sales mix, profit margins, expected conditions regarding market trends and segment, brand and model market share for the respective operating segment over the period considered.

◦
The expected future cash flows include a normalized terminal period to estimate the future result beyond the time period explicitly considered which incorporates a long-term growth rate assumption of 2 percent. The long-term EBIT margins have been set considering historical margins, the margins incorporated into the plan, and other market data, as adjusted for the stage in the economic cycle of the regions and any specific circumstances (for example, in LATAM, the long-term EBIT margin has been adjusted to assume no extension of the Brazilian tax benefits beyond 2025).

◦
Pre-tax cash flows have been discounted using a pre-tax discount rate which reflects the current market assessment of the time value of money for the period being considered, and the risks specific to those cash flows under consideration. The pre-tax Weighted Average Cost of Capital (“WACC”) applied ranged from 9.5 percent to 16 percent.

▪
Expected future cash flows are sensitive to changes in the WACC, such that an increase of 25 basis points and 40 basis points in the WACC for the EMEA and LATAM segments respectively, would reduce the recoverable value down to its carrying amount.

The pre-tax WACC was calculated using the Capital Asset Pricing Model technique. The recoverable amounts for EMEA and LATAM operating segments estimated using the assumptions described above were determined to be in excess of the carrying amount of goodwill allocated to the EMEA and LATAM operating segments, respectively. As such, no impairment charges were recognized for goodwill for the three months ended March 31, 2020.
7. Other intangible assets
During the three months ended March 31, 2020, impairment tests were performed comparing the carrying amount of the assets included in the respective CGUs to their value in use. The value in use of the CGUs was determined using a discounted cash flow methodology based primarily on unobservable inputs, including estimated pre-tax future cash flows attributable to the CGUs and a pre-tax discount rate reflecting a current market assessment.
As of March 31, 2020, the Group reviewed its business and operations to take into consideration the estimated impacts and effects of the COVID-19 pandemic, including the estimated impact on the macroeconomic environment, the market outlook and the Group’s operations. Using the updated information, we performed an assessment of the recoverability of certain of our assets as of March 31, 2020. Specifically, we reviewed our cash generating units (“CGUs”) and goodwill and intangible assets with indefinite useful lives for indicators of impairment. Certain CGUs, primarily those that were expected to be more sensitive to the current market outlook, in North America, EMEA, LATAM and Maserati segments, as well as goodwill allocated to EMEA and LATAM segments, were found to have indicators of impairment, and were therefore subject to impairment testing. As a result of this impairment testing, impairment charges totaling €450 million, primarily as a result of reduced volume expectations, were recognized on CGUs within the EMEA, LATAM and Maserati segments composed of €247 million of Property, plant and equipment recognized within Cost of revenues and €203 million of previously capitalized development costs recognized within Research and development costs. Of these charges, €178 million relates to the EMEA segment, €161 million relates to the LATAM segment, and €111 million relates to the Maserati segment, which is incremental to the impairment recognized in Maserati discussed below.
In addition to the impairments discussed above, during the three months ended March 31, 2020, certain assets within the Maserati segment were impaired in connection with decisions that were made regarding the planned utilization of certain assembly assets to more efficiently utilize the Group's manufacturing capacity as part of the implementation of the previously announced Maserati product renewal activities. As a result of these decisions, impairment charges were recognized totaling €177 million, composed of €85 million of Property, plant and equipment recognized within Cost of revenues and €92 million of previously capitalized development expenditures recognized within Research and development costs.

8. Property, plant and equipment
Refer to Note 7, Other intangible assets for additional details on impairments of €247 million of Property, plant and equipment recognized within Cost of revenues. In addition to the impairments discussed above, during the three months ended March 31, 2020, certain assets within the Maserati segment were impaired in connection with decisions that were made regarding the planned utilization of certain assembly assets to more efficiently utilize the Group's manufacturing capacity as part of the implementation of the previously announced Maserati product renewal activities. As a result of these decisions, impairment charges were recognized totaling €177 million, composed of €85 million of Property, plant and equipment recognized within Cost of revenues and €92 million of previously capitalized development expenditures recognized within Research and development costs. Impairment expense of €16 million was also recognized in North America for assets which had become idle during the period.
9. Trade and other receivables
Trade and other receivables consisted of the following:

	At March 31, 2020			At December 31, 2019
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Trade receivables	€1,791	€—	€1,791	€2,064	€—	€2,064
Receivables from financing activities	2,077	271	2,348	2,855	300	3,155
Other receivables	1,657	1,758	3,415	1,709	2,076	3,785
Total Trade and other receivables	€5,525	€2,029	€7,554	€6,628	€2,376	€9,004
As disclosed in Note 22, Other liabilities and Tax payables, in the FCA Consolidated Financial Statements at December 31, 2019, during 2017, the Brazilian Supreme Court ruled that state value added tax should be excluded from the basis for calculating a federal tax on revenue, a decision which was subsequently appealed. In March 2019, a final and definitive favorable decision was made in respect of the COFINS over ICMS element of the litigation, relating to amounts previously paid but not recovered for the period between May 2004 to December 2014. On December 17, 2019, the Brazilian courts indicated that it would render a decision on the Brazilian government’s appeal regarding the 2017 Supreme Court’s decision with respect to the calculation of the state value added tax in the basis for federal tax on revenue on April 1, 2020, which has been subsequently postponed.
Transfer of financial assets
At March 31, 2020, the Group had receivables due after that date which had been transferred without recourse and which were derecognized in accordance with IFRS 9, Financial Instruments, amounting to €6,993 million (€7,301 million at December 31, 2019). The transfers related to trade receivables and other receivables of €5,120 million (€5,777 million at December 31, 2019) and financial receivables of €1,873 million (€1,524 million at December 31, 2019). These amounts included receivables of €4,282 million (€4,686 million at December 31, 2019), mainly due from the sales network, transferred to FCA Bank, our jointly-controlled financial services company.

10. Inventories

	At March 31, 2020	At December 31, 2019
	(€ million)
Finished goods and goods for resale	€6,320	€5,600
Work-in-progress, raw materials and manufacturing supplies	4,848	3,928
Construction contract assets	200	194
Total Inventories	€11,368	€9,722
The increase in Inventories of €1,646 million primarily reflected, in addition to the seasonal build-up, disrupted global demand as a result of the COVID-19 pandemic.
The Construction contracts, net asset/(liability) relates to the design and production of industrial automation systems and related products and is summarized as follows:

	At March 31, 2020	At December 31, 2019
	(€ million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	€639	€826
Less: Progress billings	526	715
Construction contracts, net asset/(liability)	113	111
Construction contract assets	200	194
Less: Construction contract liabilities (Note 15)	87	83
Construction contracts, net asset/(liability)	€113	€111
11. Share-based compensation
Other Restricted Share Unit Grants
During the three months ended March 31, 2020, FCA awarded 0.4 million RSUs to certain key employees of the Company, which represent the right to receive FCA common shares. These awards will vest in one tranche in the second quarter of 2022 in accordance with the award agreements. The fair values of the awards were measured using the FCA stock price on the grant date, adjusted for expected dividends at a constant yield as RSU awards do not have the right to receive ordinary dividends prior to vesting.
Share-based compensation expense
Including previously granted awards, total expense of approximately €6 million and €10 million was recorded for the PSU and RSU awards for the three months ended March 31, 2020, respectively. Including previously granted awards, total expense for the PSU and RSU awards of approximately €14 million and €5 million was recorded for the three months ended March 31, 2019, respectively.
The total number of PSU and RSU awards outstanding at March 31, 2020 was 11.7 million and 8.0 million respectively.

12. Employee benefits liabilities
Employee benefits liabilities include provisions for both pension plans and health care, legal, severance indemnity and other post-employment benefits (“OPEB”) and consisted of the following:

	At March 31, 2020			At December 31, 2019
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Pension benefits	€34	€5,146	€5,180	€38	€5,024	€5,062
Health care and life insurance plans	134	2,165	2,299	132	2,157	2,289
Other post-employment benefits	64	711	775	63	730	793
Other provisions for employees	302	607	909	311	596	907
Total Employee benefits liabilities	€534	€8,629	€9,163	€544	€8,507	€9,051
Pension and OPEB costs included in the Interim Condensed Consolidated Income Statement were as follows:

	Three months ended March 31,
	2020		2019
	Pension	OPEB	Pension	OPEB
	(€ million)
Current service cost	€46	€7	€39	€6
Interest expense	198	21	237	27
Interest (income)	(166)	—	(194)	—
Other administrative costs	21	—	20	—
Past service costs/(credits) and losses/(gains) arising from settlements/curtailments	—	—	—	—
Total	€99	€28	€102	€33
Total contributions of €85 million were made to our pension plans in the three months ended March 31, 2020, including an accelerated discretionary contribution of $75 million (€68 million) in North America.
13. Provisions

	At March 31, 2020			At December 31, 2019
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Product warranty and recall campaigns	€2,219	€3,936	€6,155	€2,406	€3,900	€6,306
Sales incentives	5,277	—	5,277	5,479	—	5,479
Other provisions and risks	1,041	1,184	2,225	1,093	1,127	2,220
Total Provisions	€8,537	€5,120	€13,657	€8,978	€5,027	€14,005
During the three months ended March 31, 2020, a total provision for €20 million was recognized primarily for workforce restructuring costs, mainly in LATAM, related to the recognition of provisions for workforce restructuring (refer to Note 21, Segment reporting).
During the three months ended March 31, 2020, approximately €0.1 billion of payments were made for civil, environmental and consumer claims related to U.S. diesel emissions matters accrued in 2018 (refer to Note 18, Guarantees granted, commitments and contingent liabilities).

14. Debt

	At March 31, 2020			At December 31, 2019
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Notes	€2,472	€3,969	€6,441	€1,450	€4,942	€6,392
Borrowings from banks	2,705	2,545	5,250	2,097	1,599	3,696
Asset-backed financing	68	—	68	151	—	151
Lease liabilities	369	1,315	1,684	360	1,280	1,640
Other debt	658	112	770	818	204	1,022
Total Debt(1), (2)	€6,272	€7,941	€14,213	€4,876	€8,025	€12,901
________________________________________________________________________________________________________________________________________________
(1) Debt as at March 31, 2020, does not include the €3.5 billion Incremental Bridge Credit Facility entered into in March 2020 and available from April 2020, as described below.
(2) Debt at March 31, 2020, excludes €67 million of debt included within Liabilities held for sale. Refer to Note 2, Scope of consolidation.
Borrowings from banks
European Investment Bank Borrowings
On March 18, 2020, the Group announced that it entered into an agreement for a €300 million five-year loan with the European Investment Bank (“EIB”) to support specific investments to be implemented by FCA through 2021. The investments are primarily to support the manufacturing deployment of the advanced vehicle powertrain electrification technologies and, in particular, the setup of production lines for the manufacturing of plug-in hybrid electric vehicles (PHEVs) at FCA’s production plant in Melfi (Italy) and the manufacturing of battery electric vehicles (BEV) at the production plant in Mirafiori (Italy). The loan was fully drawn on March 26, 2020.
Incremental Bridge Credit Facility
On March 26, 2020, the Group announced that it had entered into a new credit facility (the “Bridge Credit Facility”). The Bridge Credit Facility, initially entered into with two banks and then successfully syndicated to thirteen banks, including the two original underwriting banks, will be available for general corporate purposes and for working capital needs of the Group and is structured as a bridge facility to capital markets. The Bridge Credit Facility may be drawn in a single tranche of €3.5 billion, with an initial 12-month term which can be extended at the Company’s option for an additional 6-month term on the first anniversary of the signing. The covenants of the Bridge Credit Facility include financial covenants as well as negative pledge, pari passu, cross-default and change of control clauses. Failure to comply with these covenants, and in certain cases if not suitably remedied, can lead to the requirement of early repayment of any outstanding amounts. The Bridge Credit Facility was not included within Available Liquidity at March 31, 2020, pending the completion of the conditions precedent agreed for drawdown, being the earlier of syndication or sixty days. Refer to Note 22, Subsequent events for information on the subsequent syndication of the Bridge Credit Facility.
Other revolving lines of credit
During the three months ended March 31, 2020, the Group drew down on existing bilateral revolving lines of credit totaling €1.5 billion.
Revolving Credit Facilities
On March 26, 2020, the tenor of the three year Tranche A of the Group's €6.25 billion revolving credit facility, for Euro €3.125 billion, was extended by one year to April 27, 2023. Refer to Note 22, Subsequent events for information on the subsequent drawdown of the revolving credit facility.
Undrawn committed credit lines
At March 31, 2020, undrawn committed credit lines consisted of the Group's €6.25 billion syndicated revolving credit facility. At December 31, 2019, undrawn committed credit lines available totaling €7.6 billion included the €6.25 billion syndicated revolving credit facility and €1.3 billion of other bilateral revolving lines of credit.

15. Other liabilities
Other liabilities consisted of the following:

	At March 31, 2020			At December 31, 2019
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Payables for GDP and buy-back agreements	€2,256	€—	€2,256	€2,210	€—	€2,210
Accrued expenses and deferred income	564	592	1,156	769	674	1,443
Indirect taxes payables	341	11	352	501	14	515
Payables to personnel	746	15	761	1,008	15	1,023
Social security payables	219	4	223	258	4	262
Construction contract liabilities (Note 10)	87	—	87	83	—	83
Service contract liability	627	1,538	2,165	621	1,530	2,151
Other	1,139	188	1,327	1,338	189	1,527
Total Other liabilities	€5,979	€2,348	€8,327	€6,788	€2,426	€9,214
16. Fair value measurement
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy, based on observable and unobservable inputs, for financial assets and liabilities that are measured at fair value on a recurring basis at March 31, 2020 and December 31, 2019:

	At March 31, 2020				At December 31, 2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(€ million)
Debt securities and equity instruments measured at FVOCI	€3	€21	€13	€37	€3	€21	€13	€37
Debt securities and equity instruments measured at FVPL	269	—	15	284	277	—	15	292
Derivative financial assets	—	894	—	894	—	98	—	98
Collateral deposits	36	—	—	36	42	—	—	42
Receivables from financing activities	—	—	491	491	—	—	580	580
Trade receivables	—	20	—	20	—	19	—	19
Other receivables	—	—	69	69	—	—	69	69
Money market securities	3,717	—	—	3,717	2,293	—	—	2,293
Total Assets	€4,025	€935	€588	€5,548	€2,615	€138	€677	€3,430
Derivative financial liabilities	—	680	—	680	—	318	—	318
Total Liabilities	€—	€680	€—	€680	€—	€318	€—	€318
During the three months ended March 31, 2020, derivative financial assets increased €796 million primarily due to decreases in the Canadian dollar against hedged rates in North America and decreases in the Brazilian Real against the U.S. dollar in LATAM. During the three months ended March 31, 2020, derivative financial liabilities increased €362 million primarily due to fair value losses for interest-rate swaps for future bond-issuances and commodity hedges.
During the three months ended March 31, 2020, there were no transfers between levels in the fair value hierarchy. For assets and liabilities recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.
The fair value of derivative financial assets and liabilities is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment, as described below:

•
the fair value of forward contracts, swaps and options hedging currency risk is determined by using valuation techniques common in the financial markets and taking market parameters at the balance sheet date (in particular, exchange rates, interest rates and volatility rates);

•	the fair value of interest rate swaps and forward rate agreements is determined by taking the prevailing interest rates at the balance sheet date and using the discounted expected cash flow method;

•	the fair value of combined interest rate and currency swaps is determined using the exchange and interest rates prevailing at the balance sheet date and the discounted expected cash flow method; and

•
the fair value of swaps and options hedging commodity price risk is determined by using valuation techniques common in the financial markets and taking market parameters at the balance sheet date (in particular, underlying prices, interest rates and volatility rates).

The fair value of money market securities is also based on available market quotations. Where appropriate, the fair value of cash equivalents is determined with discounted expected cash flow techniques using observable market yields (categorized as Level 2).
The fair value of Receivables from financing activities, which are classified in Level 3 of the fair value hierarchy, has been estimated using discounted cash flow models. The most significant inputs used in this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
The fair value of Other receivables, which relates to the contingent consideration receivable from the sale of Magneti Marelli (refer to Note 2, Scope of consolidation), is classified in Level 3 of the fair value hierarchy and has been estimated using discounted cash flow models. The most significant inputs used in this measurement are market discount rates.
For assets and liabilities recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period. In 2019, €14 million of derivative financial assets and liabilities were transferred from Level 3 to Level 2 in the fair value hierarchy primarily as a result of a change in valuation input for certain precious metals to utilize observable inputs.
The following is a reconciliation of the changes in items measured at fair value and classified within Level 3:

	Three months ended March 31,
	2020				2019
	Receivables from financing activities	Debt securities and equity instruments	Derivative financial assets/(liabilities)	Other receivables	Receivables from financing activities	Debt securities and equity instruments	Derivative financial assets/(liabilities)	Other receivables
	(€ million)
At January 1	€580	€28	€—	€69	€973	€16	€39	€—
Gains/(losses) recognized in Consolidated Income Statement	—	—	—	—	—	—	7	—
Gains/(losses) recognized in Other comprehensive income/(loss)	—	—	—	—	—	—	22	—
Issues/Settlements	(89)	—	—	—	(411)	(1)	(28)	—
At March 31	€491	€28	€—	€69	€562	€15	€40	€—

The gains/(losses) included in the Interim Condensed Consolidated Income Statement during three months ended March 31, 2020 and 2019 were recognized within Cost of revenues. Gains/(losses) recognized in Other comprehensive income/(loss) during the three and three months ended March 31, 2020 and 2019 were included within Cash flow hedge reserve within Equity in the Interim Condensed Consolidated Statement of Financial Position.
Assets and liabilities not measured at fair value on recurring basis
The carrying value of debt securities measured at amortized cost, financial receivables, current receivables and payables is a reasonable approximation of fair value as the present value of future cash flows does not differ significantly from the carrying amount.
The carrying value of Cash at banks and Other cash equivalents usually approximate fair value due to the short maturity of these instruments.
The following table summarizes the carrying amount and fair value for financial assets and liabilities not measured at fair value on a recurring basis:

		At March 31, 2020		At December 31, 2019
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ million)
Dealer financing		€1,116	€1,115	€1,737	€1,736
Retail financing		570	586	613	608
Finance leases		5	5	3	3
Other receivables from financing activities		166	166	222	222
Total Receivables from financing activities(1)	9	€1,857	€1,872	€2,575	€2,569

Notes		€6,441	€6,399	€6,392	€6,900
Borrowings from banks & Other debt		6,020	6,000	4,718	4,724
Asset-backed financing		68	68	151	151
Lease liabilities		1,684	1,684	1,640	1,640
Total Debt	14	€14,213	€14,151	€12,901	€13,415
________________________________________________________________________________________________________________________________________________
(1) Amounts at March 31, 2020 and December 31, 2019 exclude receivables measured at FVPL.
The fair value of Receivables from financing activities, which are categorized within Level 3 of the fair value hierarchy, has been estimated with discounted cash flows models. The most significant inputs used in this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
Notes that are traded in active markets for which close or last trade pricing is available are classified within Level 1 of the fair value hierarchy. Notes for which such prices are not available are valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities and are categorized within Level 2. At March 31, 2020, €6,392 million and €7 million of Notes were categorized within Level 1 and Level 2, respectively. At December 31, 2019, €6,893 million and €7 million of Notes were categorized within Level 1 and Level 2, respectively.
The fair value of Other debt classified within Level 2 of the fair value hierarchy has been estimated using discounted cash flow models. The main inputs used are year-end market interest rates, adjusted for market expectations of the Group’s non-performance risk implied in quoted prices of traded securities issued by the Group and existing credit derivatives on Group liabilities. The fair value of the debt that requires significant adjustments using unobservable inputs is categorized in Level 3. At March 31, 2020, €5,322 million and €678 million of Other Debt were categorized within Level 2 and Level 3, respectively. At December 31, 2019, €3,865 million and €859 million of Other Debt were categorized within Level 2 and Level 3, respectively.

The fair value of Lease liabilities categorized within Level 3 of the fair value hierarchy has been estimated using discounted cash flow models that require significant adjustments using unobservable inputs. At March 31, 2020, €1,684 million of Lease liabilities were categorized within Level 3. At December 31, 2019, €1,640 million of Lease liabilities were categorized within Level 3.
17. Related party transactions
Related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Refer to Note 24, Related party transactions, in the FCA Consolidated Financial Statements at December 31, 2019 for a description of the Group's transactions with the Group's unconsolidated subsidiaries, joint ventures, associates and other related parties.
The amounts for significant transactions with related parties recognized in the Interim Condensed Consolidated Income Statement were as follows:

	Three months ended March 31,
	2020				2019
	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses
	(€ million)
Joint arrangements and associates	€706	€485	€(3)	€8	€772	€516	€(15)	€15
CNHI	75	57	—	—	127	73	2	—
Ferrari	5	18	—	—	14	40	—	—
Assets and liabilities from significant transactions with related parties were as follows:

	At March 31, 2020					At December 31, 2019
	Trade and other receivables	Trade payables	Other liabilities	Asset-backed financing	Debt	Trade and other receivables	Trade payables	Other liabilities	Asset-backed financing	Debt
	(€ million)
Joint arrangements and associates	€358	€360	€146	€57	€29	€432	€362	€207	€141	€194
CNHI	32	45	12	—	—	49	87	11	—	—
Ferrari	11	45	—	—	—	12	49	—	—	—
18. Guarantees granted, commitments and contingent liabilities
Litigation
Takata airbag inflators
Putative class action lawsuits were filed in March 2018 against FCA US in the U.S. District Courts for the Southern District of Florida and the Eastern District of Michigan, asserting claims under federal and state laws alleging economic loss due to Takata airbag inflators installed in certain of our vehicles. We are vigorously defending against this action and at this stage of the proceedings, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.

Emissions Matters
On January 10, 2019, we announced that FCA US had reached final settlements on civil environmental and consumer claims with the U.S. Environmental Protection Agency (“EPA”), U.S. Department of Justice (“DoJ”), the California Air Resources Board, the State of California, 49 other States and U.S. Customs and Border Protection, for which we accrued €748 million during the year ended December 31, 2018. Approximately €350 million of the accrual was related to civil penalties to resolve differences over diesel emissions requirements. A portion of the accrual was attributable to settlement of a putative class action on behalf of consumers in connection with which FCA US agreed to pay an average of $2,800 per vehicle to eligible customers affected by the recall. That settlement received final court approval on May 3, 2019. Nevertheless, we continue to defend individual claims from approximately 3,200 consumers that have exercised their right to opt out of the class action settlement and pursue their own individual claims against us (the “Opt-Out Litigation”). We have engaged in further discovery in the Opt-Out Litigation and participated in court-sponsored settlement conferences, but have reached settlement agreements with less than 100 of these remaining plaintiffs. As of March 31, 2020, our best estimate of a probable loss has been included within the provision previously recognized.
In the U.S., we remain subject to diesel emissions-related investigations by the U.S. Securities and Exchange Commission (the “SEC”) and the DoJ, Criminal Division. In September 2019, the DoJ filed criminal charges against an employee of FCA US for, among other things, fraud, conspiracy, false statements and violations of the Clean Air Act primarily in connection with efforts to obtain regulatory approval of the vehicles that were the subject of the civil settlements described above. We continue to cooperate with these investigations and present FCA’s positions on concerns raised by these governmental authorities. We may also engage in discussions in an effort to reach an appropriate resolution of these investigations. At this time, we cannot predict whether or when any settlement may be reached or the ultimate outcome of these investigations and we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss. We also remain subject to a number of related private lawsuits (the “Non Opt-Out Litigation”).
We have also received inquiries from other regulatory authorities in a number of jurisdictions as they examine the on-road tailpipe emissions of several automakers’ vehicles and, when jurisdictionally appropriate, we continue to cooperate with these governmental agencies and authorities.
In Europe, we have been working with the Italian Ministry of Transport (“MIT”) and the Dutch Vehicle Regulator (“RDW”), the authorities that certified FCA diesel vehicles for sale in the European Union, and the UK Driver and Vehicle Standards Agency in connection with their review of several of our vehicles.
We also initially responded to inquiries from the German authority, the Kraftfahrt-Bundesamt (“KBA”), regarding emissions test results for our vehicles, and we discussed the KBA reported test results, our emission control calibrations and the features of the vehicles in question. After these initial discussions, the MIT, which has sole authority for regulatory compliance of the vehicles it has certified, asserted its exclusive jurisdiction over the matters raised by the KBA, tested the vehicles, determined that the vehicles complied with applicable European regulations and informed the KBA of its determination. Thereafter, mediations have been held under European Commission (“EC”) rules, between the MIT and the German Ministry of Transport and Digital Infrastructure, which oversees the KBA, in an effort to resolve their differences. The mediation was concluded with no action being taken with respect to FCA. In May 2017, the EC announced its intention to open an infringement procedure against Italy regarding Italy's alleged failure to respond to EC's concerns regarding certain FCA emission control calibrations. The MIT has responded to the EC's allegations by confirming that the vehicles' approval process was properly performed.
In December 2019, the MIT notified us that the Dutch Ministry of Infrastructure and Water Management (“I&W”) had been communicating with the MIT regarding certain irregularities allegedly found by the RDW and the Dutch Center of Research TNO in the emission levels of certain Jeep Grand Cherokee Euro 5 models and a vehicle model of another OEM that contains a Euro 6 diesel engine supplied by us. In January 2020, the Dutch Parliament published a letter from the I&W summarizing the conclusions of the RDW regarding those vehicles and engines and indicating an intention to order a recall and report their findings to the Public Prosecutor, the EC and other Member States. We have engaged with the RDW to present our positions and cooperate to reach an appropriate resolution of this matter. In addition, at the request of the French Consumer Protection Agency, the Juge d’Instruction du Tribunal de Grande Instance of Paris is investigating diesel vehicles of a number of automakers including FCA, regarding whether the sale of those vehicles violated French consumer protection laws.

In December 2018, the Korean Ministry of Environment (“MOE”) announced its determination that approximately 2,400 FCA vehicles imported into Korea during 2015, 2016 and 2017 were not emissions compliant and that the vehicles with a subsequent update of the emission control calibrations voluntarily performed by FCA, although compliant, would have required re-homologation of the vehicles concerned. In May 2019, the MOE revoked certification of the above-referenced vehicles and announced an administrative fine for an amount not material to the Group. We have appealed the MOE’s decision. Our subsidiary in Seoul, Korea is also cooperating with local criminal authorities in connection with their review of this matter and with the Korean Fair Trade Commission regarding a purported breach of the Act on Fair Labeling and Advertisement in connection with the subject vehicles.
The results of the unresolved governmental inquiries and private litigation cannot be predicted at this time and these inquiries and litigation may lead to further enforcement actions, penalties or damage awards, any of which may have a material adverse effect on our business, financial condition and results of operations. It is also possible that these matters and their ultimate resolution may adversely affect our reputation with consumers, which may negatively impact demand for our vehicles and consequently could have a material adverse effect on our business, financial condition and results of operations. At this stage, we are unable to evaluate the likelihood that a loss will be incurred with regard to the unresolved inquiries and Non Opt-Out Litigation or estimate a range of possible loss.
U.S. Sales Reporting Investigations
On September 27, 2019, the SEC announced the resolution of its investigation into our reporting of vehicle sales to end customers in the U.S. which included our agreement to pay an amount that is not material to the Group. We have also cooperated with a DoJ investigation into the same issues, the outcome of which remains uncertain. Any resolution of that matter may involve the payment of penalties and other sanctions. At this time, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss in connection with that investigation.
As previously reported, two putative securities class action lawsuits were filed against us in the U.S. District Court for the Eastern District of Michigan making allegations with regard to our reporting of vehicle unit sales to end consumers in the U.S. These lawsuits were consolidated into a single action and on October 4, 2018, we entered into an agreement in principle to settle the consolidated litigation, subject to court approval, for an amount that is not material to the Group. On June 5, 2019, the Court granted final approval to this settlement.
National Training Center
In connection with an on-going government investigation into matters at the UAW-Chrysler National Training Center, the DoJ has brought charges against a number of individuals including former FCA US employees and individuals associated with the UAW for, among other things, tax fraud and conspiring to provide money or other things of value to a UAW officer and UAW employees while acting in the interests of FCA US, in violation of the Labor Management Relations (Taft-Hartley) Act. Several of the individual defendants have entered guilty pleas and some have claimed in connection with those pleas that they conspired with FCA US in violation of the Taft-Hartley Act. We continue to cooperate with this investigation and we have engaged in discussions with the DOJ about a potential resolution of its investigation. The outcome of those discussions is uncertain; however, any resolution may involve the payment of penalties and other sanctions. At this time, we cannot predict whether or when any settlements may be reached or, if no settlement is reached, the ultimate outcome of any litigation. As such, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Several putative class action lawsuits have been filed against FCA US in U.S. federal court alleging harm to UAW workers as a result of these acts. Those actions have been dismissed both at the trial court stage and on appeal. Three plaintiffs in these lawsuits also filed charges alleging unfair labor practices with the U.S. National Labor Relations Board (the “Board”). The Board issued a complaint regarding these allegations and is seeking a cease and desist order as well as the posting of a notification with respect to the alleged practices. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.

General Motors Litigation
On November 20, 2019, General Motors LLC and General Motors Company (collectively, “GM”) filed a lawsuit in the U.S. District Court for the Eastern District of Michigan against FCA US, FCA NV and certain individuals, claiming violations of the Racketeer Influenced and Corrupt Organizations (RICO) Act, unfair competition and civil conspiracy in connection with allegations that FCA US paid bribes to UAW officials that corrupted the bargaining process with the UAW and as a result FCA US enjoyed unfair labor costs and operational advantages that caused harm to GM. GM also claimed that FCA US had made concessions to the UAW in collective bargaining that the UAW was then able to extract from GM through pattern bargaining which increased costs to GM in an effort to force a merger between GM and FCA NV.
We are defending vigorously against this action and, on January 24, 2020, we filed a motion, to which GM has responded. The motion has been fully briefed and awaits a decision by the court. The court has denied a motion from GM to commence discovery and issued an order staying all discovery pending a decision on our motion to dismiss. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Other matters
U.S. import duties
Historically, we have paid a 2.5 percent duty on Ram ProMaster City light commercial vehicles imported into the U.S. as passenger vehicles and later converted into cargo vans rather than the 25 percent duty applicable to vehicles that are imported into the U.S. as cargo vans. In litigation between a competitor and U.S. Customs and Border Protection (“CBP”) involving similar vehicles, the U.S. Court of Appeals for the Federal Circuit (the “Federal Circuit”) ruled in June 2019 that vehicles previously imported by the competitor are subject to the 25 percent duty. In October 2019, the Federal Circuit declined to rehear the case and the competitor announced its intent to appeal the matter to the U.S. Supreme Court.
We believe there are facts that distinguish our case from that of the competitor. However, if CBP prevails against the competitor, it may seek to recover increased duties for our prior imports, plus interest, and may assert a claim for penalties. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Tigershark Engine
In connection with internal testing, it was determined that certain of our vehicles equipped with the 2.4L Tigershark engine sold in the U.S. may have excess tailpipe emissions. We have notified the U.S. Environmental Protection Agency (EPA) of the potential issue and we are continuing to work to identify the population of impacted vehicles and a potential solution. Upon the completion of this work, we intend to review our proposed solution with the EPA and will likely initiate a recall campaign. At this stage we are unable to reliably evaluate the likelihood that material costs will be incurred or estimate a range of possible costs.
Other commitments, arrangements and contractual rights
Regulatory emission credits
During the year ended December 31, 2019, FCA entered into multi-year non-cancellable agreements for purchases of regulatory emissions credits in various jurisdictions. At March 31, 2020, these agreements represent total commitments of €1.1 billion, with the related purchased credits expected to be used for compliance years through 2023.
19. Equity
Share capital
At March 31, 2020, the authorized share capital of FCA was forty million Euro (€40,000,000), divided into two billion (2,000,000,000) FCA common shares, nominal value of one Euro cent (€0.01) per share, and two billion (2,000,000,000) special voting shares, nominal value of one Euro cent (€0.01) per share.

At March 31, 2020, the fully paid-up share capital of FCA amounted to €20 million (€20 million at December 31, 2019) and consisted of 1,568,240,612 common shares and 449,610,500 special voting shares, all with a par value of €0.01 each (1,567,519,274 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each at December 31, 2019).
On March 2, 2020 a total of 73,606,222 Special Voting Shares were delivered to Exor N.V. as a result of an equivalent number of Common Shares being registered in the Loyalty Register for an uninterrupted period of three years in accordance with clause 5.1 of the Special Voting Shares Terms and Conditions. The related Common Shares became Qualifying Common Shares. Of the shares delivered, 32,937,489 were Special Voting Shares held by the Company and 40,668,733 were additional Special Voting Shares issued.
Other comprehensive income/(loss)
Other comprehensive income/(loss) was as follows:

	Three months ended March 31,
	2020	2019
	(€ million)
Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:
Losses on re-measurement of defined benefit plans	€—	€—
Items relating to discontinued operations	—	—
Total items that will not be reclassified to the Consolidated Income Statement (B1)	—	—

Items that may be reclassified to the Consolidated Income Statement in subsequent periods:
Losses on cash flow hedging instruments arising during the period	(164)	(94)
Gains/(losses) on cash flow hedging instruments reclassified to the Consolidated Income Statement	(34)	(4)
Total Gains/(Losses) on cash flow hedging instruments	(198)	(98)
Foreign exchange (losses)/gains	(309)	436
Share of Other comprehensive income/(loss) for equity method investees arising during the period	(21)	(4)
Share of Other comprehensive income/(loss) for equity method investees reclassified to the Consolidated Income Statement	(6)	—
Total Share of Other comprehensive income/(loss) for equity method investees	(27)	(4)
Items relating to discontinued operations	—	13
Total Items that may be reclassified to the Consolidated Income Statement (B2)	(534)	347

Total Other comprehensive income/(loss) (B1)+(B2)	(534)	347
Tax effect	64	27
Tax effect - discontinued operations	—	—
Total Other comprehensive income/(loss), net of tax	€(470)	€374

The tax effect relating to Other comprehensive income/(loss) was as follows:

	Three months ended March 31,
	2020			2019
	Pre-tax balance	Tax income/(expense)	Net balance	Pre-tax balance	Tax income/(expense)	Net balance
	(€ million)
Losses on cash flow hedging instruments	€(198)	€64	€(134)	€(98)	€27	€(71)
Foreign exchange (losses)/gains	(309)	—	(309)	436	—	436
Share of Other comprehensive income/(loss) for equity method investees	(27)	—	(27)	(4)	—	(4)
Items relating to discontinued operations	—	—	—	13	—	13
Total Other comprehensive income/(loss)	€(534)	€64	€(470)	€347	€27	€374
20. Earnings per share
Basic (loss)/earnings per share
Basic (loss)/earnings per share for the three months ended March 31, 2020 and 2019 was determined by dividing the Net (loss)/profit attributable to the equity holders of the parent by the weighted average number of shares outstanding during each period.
The following table summarizes the amounts used to calculate the basic (loss)/earnings per share:

		Three months ended March 31,
		2020	2019
Net (loss)/profit attributable to owners of the parent	million	€(1,696)	€615
Weighted average number of shares outstanding	thousand	1,568,001	1,553,890
Basic (loss)/earnings per share	€	€(1.08)	€0.40

		Three months ended March 31,
		2020	2019
Net (loss)/profit from continuing operations attributable to owners of the parent	million	€(1,696)	€509
Weighted average number of shares outstanding	thousand	1,568,001	1,553,890
Basic (loss)/earnings per share from continuing operations	€	€(1.08)	€0.33

		Three months ended March 31,
		2020	2019
Net profit from discontinued operations attributable to owners of the parent	million	€—	€106
Weighted average number of shares outstanding	thousand	1,568,001	1,553,890
Basic earnings per share from discontinued operations	€	€—	€0.07
Diluted (loss)/earnings per share
In order to calculate the diluted (loss)/earnings per share during the three months ended March 31, 2020, the weighted average number of shares outstanding was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the outstanding and unvested PSU awards and RSU awards at March 31, 2020 as determined using the treasury stock method.
For the three months ended March 31, 2020, primarily as a result of the net loss from continuing operations for the three months ended March 31, 2020, in accordance with IAS 33 - Earnings per share, the theoretical effect that would arise if all the outstanding PSU and RSU awards were exercised was not taken into consideration in the calculation of diluted loss per share as this would have had an anti-dilutive effect.

For the three months ended March 31, 2019, there were no instruments excluded from the calculation of diluted earnings per share because of an anti-dilutive effect.
The following tables summarize the amounts used to calculate the diluted (loss)/earnings per share for the three months ended March 31, 2020 and 2019:

		Three months ended March 31,
		2020	2019
Net (loss)/profit attributable to owners of the parent	million	€(1,696)	€615
Weighted average number of shares outstanding	thousand	1,568,001	1,553,890
Number of shares deployable for share-based compensation	thousand	—	15,978
Weighted average number of shares outstanding for diluted (loss)/earnings per share	thousand	1,568,001	1,569,868
Diluted (loss)/earnings per share	€	€(1.08)	€0.39

		Three months ended March 31,
		2020	2019
Net (loss)/profit from continuing operations attributable to owners of the parent	million	€(1,696)	€509
Weighted average number of shares outstanding for diluted (loss)/earnings per share	thousand	1,568,001	1,569,868
Diluted (loss)/earnings per share from continuing operations	€	€(1.08)	€0.32

		Three months ended March 31,
		2020	2019
Net profit from discontinued operations attributable to owners of the parent	million	€—	€106
Weighted average number of shares outstanding for diluted (loss)/earnings per share	thousand	1,568,001	1,569,868
Diluted earnings per share from discontinued operations	€	€—	€0.07
21. Segment reporting
The Group’s activities are carried out through five reportable segments: four regional mass-market vehicle segments (North America, LATAM, APAC and EMEA) and Maserati, our global luxury brand segment. These reportable segments reflect the operating segments of the Group that are regularly reviewed by the Chief Executive Officer, who is the “chief operating decision maker”, for making strategic decisions, allocating resources and assessing performance, and that exceed the quantitative threshold provided in IFRS 8 – Operating Segments (“IFRS 8”), or whose information is considered useful for the users of the financial statements.
The Group’s four regional mass-market vehicle reportable segments deal with the design, engineering, development, manufacturing, distribution and sale of passenger cars, light commercial vehicles and related parts and services in specific geographic areas: North America (U.S., Canada, Mexico and Caribbean islands), LATAM (South and Central America), APAC (Asia and Pacific countries) and EMEA (Europe, Middle East and Africa). The Group's global luxury brand reportable segment, Maserati, deals with the design, engineering, development, manufacturing, worldwide distribution and sale of luxury vehicles under the Maserati brand.
Other activities includes the results of our industrial automation systems design and production business and our cast iron and aluminum components business, as well as the activities and businesses that are not operating segments under IFRS 8. In addition, Unallocated items and eliminations includes consolidation adjustments and eliminations. Financial income and expenses and income taxes are not attributable to the performance of the segments as they do not fall under the scope of their operational responsibilities.

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) is the measure used by the chief operating decision maker to assess performance, allocate resources to the Group's operating segments and to view operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted EBIT excludes certain adjustments from Net (loss)/profit from continuing operations including gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit). See below for a reconciliation of Net (loss)profit from continuing operations, which is the most directly comparable measure included in our Interim Condensed Consolidated Income Statement, to Adjusted EBIT. Operating assets are not included in the data reviewed by the chief operating decision maker, and as a result and as permitted by IFRS 8, the related information is not provided.
The following tables summarize selected financial information by segment three months ended March 31, 2020 and 2019:

	Mass-Market Vehicles
Three months ended March 31, 2020	North America	LATAM	APAC	EMEA	Maserati	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€14,541	€1,322	€466	€3,732	€254	€561	€(309)	€20,567
Revenues from transactions with other segments	(4)	(2)	(10)	(17)	(2)	(274)	309	—
Revenues from external customers	€14,537	€1,320	€456	€3,715	€252	€287	€—	€20,567

Net (loss) from continuing operations								€(1,694)
Tax expense								€825
Net financial expenses								€213
Adjustments:
Impairment expense and supplier obligations(1)	16	161	—	178	288	—	—	643
Restructuring costs, net of reversals(2)	—	18	—	—	—	2	—	20
Gains on disposal of investments	—	—	—	—	—	(5)	—	(5)
Other(3)	16	—	—	—	—	18	16	50
Adjusted EBIT	€548	€(27)	€(59)	€(270)	€(75)	€(75)	€10	€52

Share of profit of equity method investees	€—	€—	€(38)	€80	€—	€2	€—	€44
______________________________________________________________________________________________________________________________
(1) Impairment expense primarily as a result of impairments recognized in LATAM, EMEA and Maserati (Refer to Note 7, Other intangible assets).
(2) Restructuring costs, mainly in LATAM, related to the recognition of provisions for workforce restructuring (refer to Note 13, Provisions).
(3) Other costs, primarily relating to litigation proceedings.

	Mass-Market Vehicles
Three months ended March 31, 2019	North America	LATAM	APAC	EMEA	Maserati	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€16,057	€1,932	€592	€5,070	€471	€671	€(312)	€24,481
Revenues from transactions with other segments	(4)	(14)	(11)	(18)	(3)	(262)	312	—
Revenues from external customers	€16,053	€1,918	€581	€5,052	€468	€409	€—	€24,481

Net profit from continuing operations								€508
Tax expense								€212
Net financial expenses								€244
Adjustments:
Restructuring costs, net of reversals(1)	35	128	—	37	—	4	—	204
Impairment expense and supplier obligations(2)	36	—	—	6	—	—	—	42
Brazilian indirect tax - reversal of liability/recognition of credits(3)	—	(164)	—	—	—	—	—	(164)
Other	14	1	—	1	(1)	(11)	17	21
Adjusted EBIT	€1,044	€105	€(9)	€(19)	€11	€(50)	€(15)	€1,067

Share of profit of equity method investees	€—	€—	€(20)	€78	€—	€3	€—	€61
______________________________________________________________________________________________________________________________
(1) Restructuring costs of €204 million related to LATAM, EMEA and North America, of which €77 million related to the write-down of Property, plant and equipment and €127 million related to the recognition of provisions for restructuring, of which €52 million was recognized within LATAM, €36 million was recognized within EMEA and €35 million within North America.
(2) Impairment expense primarily related to North America.
(3) Recognition of credits for amounts paid in prior years in relation to indirect taxes in Brazil.
22. Subsequent events
On April 3, 2020, FCA announced that the Annual General Meeting of the Company’s shareholders scheduled for April 16, 2020 will be postponed to late June 2020, including the postponement of the resolution on the proposed 2019 €1.1 billion ordinary dividend. The new date for the Annual General Meeting will be announced as soon as practicable.
On April 14, 2020, the Group announced completion of the syndication of the €3.5 billion Bridge Credit Facility entered into in March to a group of thirteen banks, including the two original underwriting banks.
On April 21, 2020, the Group announced that, in light of the continuing uncertainty relating to the impacts of COVID-19, it had drawn down its €6.25 billion revolving credit facility originally signed in June 2015 and last amended in March 2019. The facility was included within Available liquidity at March 31, 2020.
On April 27, 2020, production restarted at our Sevel joint venture plant in Atessa, Italy. Production in other regions will be phased in over a period of time and aligned to consumer demand. Return to work procedures for our offices and other facilities will also be phased in with expected continued widespread use of remote working practices.